KIRIN



KIRIN BREWERY COMPANY, LIMITED
10-1, Shinkawa 2-chome, Chuo-ku, Tokyo 104 Japan
Telephone: Tokyo (03)5540-3411 Fax: Tokyo (03)5540-3547
Cable Address: KIRINBEER

03 AUG 19 AM 7:21

File No. 82-188
Aug 8, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


03029402

SUPPL

Re: Kirin Brewery Company, Limited – 12g3-2(b) exemption

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. English translation of Summary of Consolidated Financial Results for the first quarter ended June 30, 2003(Unaudited)

2. English translation of Summary of NON-Consolidated Financial Results for the first quarter ended June 30, 2003(Unaudited)

If you have any further questions or requests for additional information please do not hesitate to contact Osamu Harano at 011-813-5540-3430(telephone) or 011-813-5540-3530(facsimile).

Very truly yours,

Kirin Brewery Company, Limited

By 
Name: Osamu Harano
Title: Group Leader
Finance Group



Enclosures

099999-0990-02664-Tokyo.2005422.1

82-188

03 AUG 15 7:21

KIRIN BREWERY COMPANY, LIMITED

August 8, 2003

SUMMARY OF CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2003 (UNAUDITED)

(English Translation)

Fiscal year ending December 31, 2003

KIRIN BREWERY COMPANY, LIMITED

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan (URL http://www.kirin.co.jp/english/)

Code No.:	2503
Shares Listed:	Tokyo, Osaka, Nagoya, Fukuoka and Sapporo
Representative:	Mr. Koichiro Aramaki, President
For further information, please contact:	Mr. Hideo Mori, General Manager, Communications Dept. Telephone: 81- 3- 5540- 3450 from overseas

Date of the Board of Directors' Meeting for the semi-annual operation results: August 8, 2003

Whether US GAAP is applied: None

1. Business results and financial positions for the first half of the current fiscal year

(January 1, 2003 - June 30, 2003) [Unit: Japanese yen (¥)]

(1) Results of operations: (Fractions less than ¥1 million have been omitted.)

	Sales (¥ millions)	Percentage change (%)	Operating income (¥ millions)	Percentage change (%)	Income before extraordinary items (¥ millions)	Percentage change (%)
6 months ended June 30, 2003	732,812	0.7	37,576	11.2	39,015	29.0
6 months ended June 30, 2002	727,889	(2.7)	33,799	(6.6)	30,252	(13.7)
Year ended December 31, 2002	1,583,248		89,789		84,443	

	Net income (¥ millions)	Percentage change (%)	Net income per share primary (¥)	Net income per share diluted (¥)
6 months ended June 30, 2003	13,931	35.0	14.42	—
6 months ended June 30, 2002	10,322	(27.4)	10.50	—
Year ended December 31, 2002	32,540		33.26	—

Notes : ①Equity in earnings of affiliates:

June 30, 2003	¥ 2,479 million
June 30, 2002	¥ 87 million
December 31, 2002	¥ 2,102 million

②Average number of shares of common stock outstanding during the period(Consolidated):

June 30, 2003	966,404,828 shares
June 30, 2002	983,440,362 shares
December 31, 2002	978,318,065 shares

③Change in accounting policies: Yes

④Percentage change means the ratio of increase or decrease in each item of business results for the 6 months ended June 30, 2003 to those for the 6 months ended June 30, 2002.

(2) Financial positions:

	Total assets (¥ millions)	Shareholders' equity (¥ millions)	Ratio of shareholders' equity to total assets (%)	Shareholders' equity per share (¥)
June 30, 2003	1,712,634	780,951	45.6	808.16
June 30, 2002	1,779,274	775,637	43.6	792.16
December 31, 2002	1,744,131	769,227	44.1	795.71

Notes: Number of shares of common stock issued and outstanding (Consolidated):

June 30, 2003	966,337,168 shares
June 30, 2002	979,140,556 shares
December 31, 2002	966,713,386 shares

(3) Cash flows:

	Cash flows from operating activities (¥ millions)	Cash flows from investing activities (¥ millions)	Cash flows from financing activities (¥ millions)	Cash and cash equivalents at end of period (¥ millions)
6 months ended June 30, 2003	23,528	(35,737)	(19,271)	74,136
6 months ended June 30, 2002	26,708	(133,621)	63,014	99,692
Year ended December 31, 2002	87,750	(175,377)	50,699	105,625

(4)Scope of consolidation and application of equity method :

Consolidated subsidiaries: 315 companies

Subsidiaries applied by the equity method: —

Affiliates applied by the equity method: 14 companies

(5)Changes in scope of consolidation and application of equity method :

Consolidation: Increase 11 companies, Decrease 1 company

Equity method: Increase — Decrease 3 companies

2. Forecast of business results for the current fiscal year (January 1, 2003-December 31, 2003)

	Sales (¥ millions)	Income before extraordinary items (¥ millions)	Net income (¥ millions)
Year ending December 31, 2003	1,610,000	87,000	33,000

Note: Forecasted net income per share ¥ 34.15
Forecasted operating income ¥ 90,000 million

Refer to Page 9 for the assumptions and other matters related to the above forecast.

Corporate Group

The Kirin Group consists of Kirin Brewery Co., Ltd. ("the Company"), its 315 consolidated subsidiaries and 14 affiliates applied by the equity method. The major group companies in the respective business segments are as follows:



Alcoholic Beverages Business
LION NATHAN LTD. and 196 others
KIRIN AUSTRALIA PTY. LTD.
Sales and Manufacture of Malts
Zhuhai Kirin President Brewery Co., Ltd. and 2 others
SAN MIGUEL CORPORATION
EI SHO GEN Co., Ltd.
RAYMOND VINEYARD & CELLAR INC.
Sales of Liquors ,etc.
Four Roses Distillery LLC
KIRIN DISTILLERY Co., Ltd.
8 others, Total 214 companies
Soft Drinks Business
Kirin Beverage Corporation
Hokkaido Kirin Beverage Corp.
Vivax Co., Ltd
Kirin MC Danone Waters Co., Ltd
and 11 others
The Coca-Cola Bottling Company of Northern New England, Inc. and 7 others
Kinki Coca-Cola Bottling Co., Ltd.
Total 24 companies
Kirin Brewery Company, Limited
Pharmaceuticals Business
Sales and Manufacture of Pharmaceuticals
Kirin Kunpeng(China)Bio-Pharmaceutical Co, Ltd.
Consent to Use of Patent
KIRIN-AMGEN, INC.
4 others, Total 6 companies
Other Business
Nagano Tomato Co., Ltd.
Koiwai Dairy Products Co., Ltd.
YONEKYU CORPORATION
Shipping of Products and Containers and Work on Premises
Kirin Logistics Co., Ltd. and 15 others
Engineering Services
Kirin Engineering Co., Ltd.
Sales and Manufacturing of Machinery
Kirin Techno-System Co., Ltd.
Sales of alcoholic beverages
Kirin Dining Co.,
Kirin Agribio EC B.V. and 27 others
Sales of Seeding
TWYFORD INTERNATIONAL INC. and 1 other
KIRIN-ASUPRO CORPORATION
Contract Manufacture of Functional Foods
Takeda-Kirin Foods Corporation
Yokohama Arena Co., Ltd.
Import-Export Operations
Kirin International Trading Inc.
YOKOHAMA AKARENGA, INC.
Leasing
Kirin Lease Co., Ltd.
27 others, Total 85 companies
Consolidated subsidiaries
Affiliates applied by the equity method

Note: Among consolidated subsidiaries, Kirin Beverage Corporation is listed on the First Section of the Tokyo Stock Exchange.

MANAGEMENT POLICIES

1. Basic Kirin Group Management Policies

Based on its philosophy of contributing to the health, happiness and comfort of people around the world, the Kirin Group has established the following five management policies:

(1) Priority on Customers and Quality
(2) Open and Fair Behavior
(3) Respect for People
(4) Sound Management
(5) Contribution to Society

Based on the above policies, the Kirin Group aims to be a corporate group that creates value to enrich the lives of customers.

2. Fundamental Company Policy on Distribution of Profits

At Kirin, providing appropriate returns on income to shareholders is a top management priority, so that the Company has never failed to provide an annual dividend without fail since its establishment in 1907. In the future as well, while giving due consideration to matters such as strengthening the quality of management and business development, Kirin believes that providing stable dividends is the way to meet shareholder demands. Retained earnings will be earmarked for investment in businesses for future business investment.

3. Position and Policy on Reduction of the Stock Trading Unit

Kirin places importance on increasing its corporate value, expanding its shareholder base and increasing the liquidity of its stock. The Company will seriously consider reducing the trading unit, taking into account the overall costs and benefits.

4. Targeted Management Indicators

A key management objective is improving EVA * (a performance indicator) in order to strengthen the profit structure. By investing in growth fields and strategically allocating resources to maximize efficacy and efficiency, the Kirin Group aims to achieve its sales targets despite the turbulent market environment and build a solid corporate structure that continues to generate earnings.

*EVA (Economic Value Added) is a registered trademark of Stern Stewart & Co.

5. Medium- to Long-term Management Strategy

The KG 21 Action Plan, a medium-term business plan covering the years 2001 to 2003, was announced in September 2000. This plan will serve as the basis for structural reform of the entire Kirin Group, with the aim of creating a solid management foundation. In addition, the domestic alcohol beverage business, centered on low-alcohol beverages, will be restructured; Kirin Group companies will work together to be a business group that creates value to enhance the lives of customers; and steps will be taken to strengthen product and marketing capabilities while increasing quality and productivity.

6. Issues for the Kirin Group

(1) Structural Reform of the Kirin Group and Stronger Cooperation among Group Companies

Reorganization of Businesses

To promote group management, increase the corporate value of the Kirin Group and boost profitability, Kirin's previous five main business segments and 15 business fields have been restructured into Core Businesses, Core-related Businesses and Diversified Businesses.

Reform of Corporate Structure

Based on the new arrangement of businesses, begun in 2001, the structure of the Kirin Group's structure was reorganized into a holding company, with business companies and internal business units renamed "companies." Kirin Brewery operates both as a business company managing the domestic alcohol business, and as a holding company overseeing each business and strengthening group operations.

Reform of Corporate Management

In 2001, EVA was adopted throughout the Kirin Group as a new performance indicator to evaluate the results and progress of each business company and internal company.

(2) Increasing Corporate Value by Strengthening Profitability, with Core Businesses as the Nucleus

Shifting to a Comprehensive Alcohol Beverage Company Centered on Low-Alcohol Beverages

Kirin is focusing less on business limited to specific alcohol categories in favor of developing a comprehensive alcohol business emphasizing beer, *happo-shu*, *chu-hi* drinks and other low-alcohol beverages. This repositioning allows Kirin to satisfy the diverse tastes of its customers while providing maximum value.

Structural Reforms to Strengthen Group Competitiveness

In marketing divisions, Kirin si aiming to strengthen sales capabilities by building a customer-oriented marketing structure adaptable to change in the business environment. In production divisions, new product development is being accelerated and more advanced technology introduced to support Kirin's shift to a comprehensive alcohol beverage company. Simultaneously, we will promote the creation of a highly efficient production system. In distribution divisions, structural reforms will be carried out for administrative operations.

Develop Diversified Businesses Centered on the Pharmaceutical Business

In the pharmaceutical business, Kirin will further strengthen its domestic sales system. To enhance the product pipeline, we will concentrate resources in research, speed up development, and introduce new drug candidates through in-licensing. We will also take steps to strengthen the business platforms of the agribio and nutrient food and feed businesses.

(3) Coexistence with Society

With society placing increasing demands on companies in the future to earn public trust, the Kirin Group will meet its social responsibility by conduct business activities in conformity with compliance measures. Kirin will also continue to reinforce environmental management and conducting educational activities to promote responsible drinking.

7. Policies Concerning the Management Structure

As part of its management structure reform Kirin revised the makeup of the Board of Directors, introducing an executive officer system to clarify the responsibilities of the decision-making and operating functions. Reducing the number of Directors and the establishment of an advisory board will enhance the top-level decision-making function of the Board of Directors. The establishment of an Appointment Advisory Committee and Compensation Advisory Committee will help increase transparency in management, and the establishment of new meeting bodies will create a structure to support prompt decision-making by the executive officers.

The Company's corporate governance structure is as follows:


Shareholders' Meeting
Board of Auditors
Internal Auditors
External Auditors
Auditing
Auditing
Board of Directors
• Supreme decision-making body
• Oversee business and affairs of the corporation
Chairman of the Board
President
Internal Directors
External Directors
Accounting Auditor
Auditing
Managerial Auditing Division
Internal Auditors
Auditing
Executive Officers
President
Senior Executive Officers
Managing Executive Officers
Executive Officers
• Oversee business and affairs of the corporation
Appointment Advisory Committee
Proposes candidates for director, auditor and executive officer positions, and presents them to the Board of Directors
Compensation Advisory Committee
Examines the system and standards for compensation of directors, executive officers and auditors, and presents findings to the Board of Directors
Advisory Board
Renders advice from an objective viewpoint regarding corporate management
Domestic Alcohol Strategy Committee
Considers vital issues relating to administration of the domestic alcohol business
Management Strategy Committee
Considers vital issues relating to administration of all businesses other than the domestic alcohol business
Risk Management Committee

Results of Operations and Financial Position

1. Review of Operations

The Japanese economy showed a slight improvement in terms of corporate earnings, but the period was marked by increasingly tight employment conditions and slow consumer spending, the country being unable to shake off the mood of recession.

In the beer and *happo-shu* market, along with the long-term decline in consumption, the rise in the tax levied on *happo-shu*, implemented in May as part of the reform of the tax structure, had a significant effect, as total demand fell markedly from the same period of the previous year. The market for *chu-hi* and other low-alcohol beverages, however, rose sharply from the same period of the previous year. In the wine, spirits and *shochu* market, sales of whiskey fell well below the same period of the previous year. Sales of wine, on which taxes were raised, were flat compared to the same period of the previous year, but sales of *shochu* continued to grow due to the drink's lower price and a change in consumer preferences. The soft drinks market also suffered from the effects of a slowdown in consumption, overall demand ended the period on par with that of the same period of the previous year. In the pharmaceutical industry, there were lingering effects from lowering of drug prices implemented in April 2002.

Amid this difficult operating environment, Kirin continued to make efforts to increase customer support and achieve the goals outlined in this final year of the three-year, medium-term business plan begun in 2001 (KG 21 Action Plan).

Consolidated sales for the period under review increased 0.7% from the same period of the previous year to ¥732.8 billion, owing to an increase in sales in the soft drinks business, which offset a decline in beer sales. In terms of profitability, although negative effects were felt from the lowering of prices for *happo-shu*, reform of the profit structure led to a 11.2% increase in consolidated operating income to ¥37.5 billion, a 29.0% increase in income before extraordinary items to ¥39.0 billion, and a 35.0% increase in net income to ¥13.9 billion.

The interim dividend was ¥6 per share.

Results by Business Segment

Alcohol Beverage Business

Kirin continued to strengthen cooperation within the Group in order to develop a comprehensive alcohol business, while making strategic investments in resources and bolstering marketing.

In the beer category, the Company developed new products around its key *Kirin Lager* and *Kirin Ichiban Shibori* brands that offer added value and an individuality distinct from *happo-shu*. *Kirin Lager*'s position as the Company's flagship brand was bolstered by the limited release of *Kirin Classic Lager* in cans in the Chugoku and Shikoku areas, and the launch of *Kirin Lager Blue Label*, with 50 percent less sugar, in response to a growing health consciousness. For *Ichiban Shibori*, Kirin continued with its "food" series of commercials, aim of secure its position as the representative draft beer brand. Kirin further strove to bring a new kind of fun to beer, by offering the *Kirin Tarunama System*, made available through the Company's chilled distribution system to ensure quality, allowing consumers to enjoy authentic draft beer at home. The sales area was increased for the unfiltered, live-yeast beer *Maroyaka Kobo*, which had been test marketed the previous year, and a new product, *Maroyaka Kobo Hana-kaori*, featuring an even more opulent fragrance, was launched on a limited basis.

In the *happo-shu* (low-malt beer) category, Kirin continued to strengthen its key *Kirin Tanrei* brand, as well as the *Tanrei Green Label* and *Gokunama* brands, both launched last year. Other value-added *happo-shu* brands were also launched to provide new value and respond to diversified customer needs, including *Tanrei Alpha*, which employs a newly-developed technology to remove 90 percent (Kirin's comparison) of purine bodies, and the dark *happo-shu Namakuro*, a sister brand of *Gokunama*. Kirin also launched on a limited basis a new *happo-shu*, *Kirin Honey Brown*, which delivers a new kind of taste by using honey as one of its ingredients, in an aim to offer a new appeal for *happo-shu*.

In the beer taste sparkling beverage category, which has attracted much attention from customers since last year, Kirin launched *Malt Squash*. This is not simply a substitute for beer, but a new kind of easy-drinking, refreshing and unsweetened beverage. It is different from the traditional non-alcoholic beer scene, creating a new category of beer taste sparkling beverage for adults.

In the *chu-hi* category, *Kirin Chu-hi Hyoketsu* continued to sell well. A new lime flavor was added to the lineup, and *Chardonnay Sparkling* was launched as the first offering from the Premium Fruits series. By appealing with quality and authenticity, and offering new value in the *chu-hi* drink category, Kirin is managing to include drinkers of wine and cocktails in the class of *chu-hi* drinkers, and seeking to drastically change the image of *chu-hi* drinks. Brand freshness was also improved though through aggressive promotions that included wide-scale sampling and other measures.

In the spirits and wine category, Kirin added to its lineup of everyday wines by importing and selling wine produced by a subsidiary of Kirin Group company Lion Nathan Limited. Kirin also expanded its business foundation in February when it acquired the Japan sales rights to *Franzia*, the world's top-selling wine brand*.

*Greatest sales volume for a single brand (Source: Impact Databank 2002 Edition)

In an effort to create a new kind of *shochu* (Japanese distilled liquor made from grain) market last year, Kirin widened the sales area for *Mugi Shochu Pure Blue*, released on a trial basis in select areas, and for *Hyoketsu 21° Straight*.

Kirin also conducted aggressive promotional campaigns, including "KIRIN Loves Sports Campaign 'Kachi-T' Present," a nationwide campaign designed to show Kirin as a supporter of sports.

In sales and marketing, Kirin Communication Stage Co., Ltd., which mainly handles in-store marketing for volume retailers, widened its operational area to include the Kinki region in January, and began operating nationwide in April. This subsidiary has been operating in the Tokyo area since its establishment last September. Kirin also continued with effective investment of marketing funds and strategic allocation of resources in growth markets.

In the international beer business, *Kirin Pure and Light*, a new beer developed in cooperation with Lion Nathan's Chinese subsidiary, Lion Nathan Beer & Beverages (Suzhou) Co., Ltd., and produced at its Suzhou Brewery, was launched in Shanghai in January. In May a new Kirin brand of beer produced by Lion Nathan, *KIRIN ICHIBAN—First Press Beer*, was launched in Australia and New Zealand.

As a result of the above, net sales of the alcohol beverage business totaled ¥476.9 billion, an decrease of 3.9% compared with the same period of the previous year.

Soft Drinks Business

Kirin Beverage Corporation, which operates Kirin's soft drinks business, undertook efforts to expand the scope of its business, strengthening the product portfolio of its key brands and concentrating its sales activities in growth markets.

By product, the new premium brand *Kirin Kuchidoke Namacha* was added to the *Kirin Namacha* lineup, and aggressive measures including Internet campaigns were employed to increase the freshness of the brand. Improved taste and packaging for *Gogono-kocha* ("afternoon tea"), carried out in April, resulted in improved sales. A greater variety of packaging for *Kirin Amino Supli* was also introduced, increasing the volume drunk at home. To enhance its position in the growing market for mineral water, the Company began selling *Volvic*, the top brand of imported mineral water.

In marketing, Kirin stepped up sales efforts to volume retailer channels, the most important strategic market. In production, the Company continued to focus on cutting production costs and enhancing product quality management.

In the China business, conducted through local joint ventures, Kirin is strengthening its operating base, following *Kirin Gogono-kocha* and *Kirin Namacha* with the launch of *Kirin Amino Supli* and *Kirin Kikicha*, and steadily improving performance.

As a result of the above, net sales of the soft drink business totaled ¥164.1 billion, an increase of 4.3% compared with the same period of the previous year.

Pharmaceuticals Business

In the pharmaceutical business, Kirin continued to conduct information sharing activities with Sankyo Co., Ltd. for *ESPO*, a genetically engineered hormone that regulates red blood cell production, and for *GRAN*, an agent that stimulates white blood cell production, as well as focused on exclusive marketing efforts in Japan for *Rocaltrol Injection*, a treatment for secondary
hyperparathyroidism. Approval for the manufacture of *ESPO* pre-filled syringes was received in October 2002, and the product was launched in April. Approval was received in January for the hyperphosphatemia agent *PHOSBLOCK Tablets*, developed in cooperation with Chugai Pharmaceutical Co., Ltd., and launched in June.

Net sales in the pharmaceutical business, as a result of extention of Kirin's own marketing, totaled ¥24.0 billion, an increase of 6.9% compared with the same period of the previous year.

Other Business

In agribio, Kirin began marketing the new color *Blue* in its *Blue Wave* series of petunia hybrid, which was awarded prizes this year in two major international floriculture competitions. Kirin also developed an effective testing system that uses DNA markers to identify chrysanthemum varieties resistant to White Rust (Albugo candida).

In nutrient food, Takeda-Kirin Foods Corporation began marketing their jointly developed beer yeast extract *Komi*, strengthening its seasoning product lineup. Sales in the health food business were also strong.

Thus, net sales of other businesses totaled ¥67.6 billion, an increase of 31.3% compared with the same period of the previous year.

2. Financial Position

Cash and cash equivalents ("cash") on a consolidated basis during the 2003 interim period was affected by capital investment expenditures in the alcohol business and other acquisitions of property, plant and equipment, as well as expenditures of cash for investing activities such as acquisition of shares in subsidiary companies following a change in the scope of consolidation, but this was covered by available cash resources. As a result, cash decreased ¥31.4 billion from the previous fiscal year to ¥74.1 billion.
Consolidated cash flows are as follows:

Cash flow from operating activities
Although net income for the interim period before income taxes and minority interests increased by ¥8.6 billion, and a ¥41.3 billion inflow of working capital due to increases and decreases in accounts receivable and inventories were factors behind an increase in cash, there was an outflow of ¥39.7 billion in working capital due to changes in beer taxes payable. As a result of these and other factors, net cash provided by operating activities decreased ¥3.1 billion from the same

period of the previous year to ¥23.5 billion.

Cash flow from investing activities
Payments for purchase of property, plant and equipment included capital investment in the domestic alcohol business, declining by ¥10.6 billion from the same period of the previous year to ¥30.1 billion. An expenditure of ¥11.8 billion was also made for acquisition of shares in subsidiary companies, following a change in the scope of consolidation. Proceeds from the sale and redemption of marketable securities and investments in securities, however, totaled ¥3.5 billion. As a result of these and other factors, net cash used in investing activities declined by ¥97.8 billion from the same period of the previous year to ¥35.7 billion.

Cash flow from financing activities
Expenditures for cash dividends paid increased by ¥3.5 billion from the same period of the previous year to ¥11.5 billion. Expenditures for repayment of bank loans were ¥7.4 billion. As a result, net cash used in financing activities was ¥19.2 billion, an increase of ¥82.2 billion over the same period of the previous year.

Trends in the Kirin Group's cash flow indicators are as follows:

	2002 Interim	2003 Interim	2002 Year-end
Equity ratio (%)	43.6	45.6	44.1
Market capitalization ratio (%)	46.2	47.6	41.8
Debt redemption (years)	—	—	4.0
Interest coverage ratio	6.7	4.9	10.0

Notes

1. Equity ratio = Shareholders' equity / Total assets
2. Market capitalization ratio = Aggregate market value of shareholders' equity / Total assets
3. Debt redemption = Interest-bearing liabilities / Cash flow from operating activities (Not recorded for the interim period)
4. Interest coverage ratio = Cash flow from operating activities / Interest payments

* Each indicator is calculated from consolidated financial data.
* Market capitalization is calculated as the share price at the end of the fiscal period multiplied by the number of shares issued (excluding treasury stock)

Cash flow from operating activities is taken from the cash flow from operating activities on the consolidated statement of cash flows. Interest-bearing liabilities reflects all liabilities with interest payable recorded on the liabilities section of the consolidated balance sheets. The figure for interest payments is taken from the interest payments recorded in the consolidated statement of cash flows.

3. Outlook

In the final year of the KG 21 Action Plan, Kirin is further strengthening coordination and cooperation among the Group companies in order to achieve the goals of this plan. Additional efforts to reform the cost structure are being undertaken to this end, based on the results of similar efforts made mainly in the domestic alcohol business in 2002, aiming to forge a strong corporate structure where stable earnings can be maintained.

In the domestic alcohol business, strategic investments were made in growth categories such as *happo-shu*, *chu-hi* drinks, *shochu* and wine, further strengthening the base of the comprehensive alcohol business, and providing customers with new, attractive levels of value. Kirin will also streamline its distribution network and marketing structure and step up sales efforts in response to the rise in the tax on *happo-shu*, liberalization of alcohol sales regulations, and other changes in the market environment.

Product initiatives include further strengthening of the *Lager*, *Ichiban Shibori* and *Tanrei* brands, and providing customers with new levels of added value. The Company will also strive to enhance its ability to offer a full line-up of alcohol products, by further developing the *Hyoketsu* series and strengthening the spirits, wine and *shochu* businesses.

Sales measures will focus on achieving sales targets and protecting margins, which will be accomplished through further strengthening of sales effectiveness and strategic distribution of resources into growth markets.

In production, Kirin has begun its renewal of the Fukuoka plant, aiming to build a more efficient production structure. In the distribution division, Kirin will continue its efforts to improve the efficiency of distribution throughout the Group.

In the soft drinks business, Kirin will pursue greater streamlining and efficiency throughout its operations, strengthening its mainstay brands *Kirin Namacha*, and *Kirin Gogono-kocha* ("afternoon tea"), and entering a marketing alliance for vending machines with Yakult Honsha Co., Ltd.

In the pharmaceutical business, Kirin will strengthen sales of existing products beginning with *ESPO and GRAN*, a genetically engineered hormone that regulates red blood cell production and work to further increase the products in its development pipeline. It will also continue to focus on R&D for human antibody and cell treatments.

In the agribio business, business will be expanded in the key fields of chrysanthemums and carnations, and further enhancements to the operational base made both in Japan and overseas. In the nutrient food business, Kirin will pursue development of high-value added products that use beer yeast.

As a result of the above, for the year ending December 31, 2003, Kirin projects consolidated sales of ¥1,610.0 billion (a year-on-year increase of 1.7%), income before extraordinary items of ¥87.0 billion (a year-on-year increase of 3.0%), and net income of ¥33.0 billion (a year-on-year increase of 1.4%).

Cash dividends for 2003 are expected to total ¥12 per share, consisting of interim and year-end dividends of ¥6 per share each.

4. Note Concerning Results Projections

The statements concerning future performance that are presented in this document are based on judgments using information available to Kirin and the Kirin Group at the time of publication. Certain risks and uncertainties could cause the results of Kirin and the Kirin Group to differ materially from any projections presented herein. These risks and uncertainties include, but are not limited to, the economic circumstances surrounding the Company's businesses, market trends, and exchange rates.

CONSOLIDATED BALANCE SHEETS

(¥ millions)

ASSETS	(Note)	At June 30, 2003 Amount	Percentage over total assets	At June 30, 2002 Amount	Percentage over total assets	Increase (Decrease) Amount	At December 31, 2002 Amount	Percentage over total assets
Current Assets			%		%			%
Cash	(*2)	76,679		102,395		(25,716)	108,148	
Notes and accounts receivable	(*2)	243,219		266,379		(23,160)	269,106	
Marketable securities		1,071		6,399		(5,328)	2,017	
Inventories	(*2)	109,063		101,535		7,528	83,949	
Other		56,670		60,931		(4,261)	65,820	
Allowance for doubtful accounts		(4,074)		(3,793)		(281)	(5,456)	
Total current assets		482,630	28.2	533,847	30.0	(51,217)	523,585	30.0
Fixed Assets								
Property, Plant and Equipment	(*1)							
Buildings and structures	(*2)	189,744		190,862		(1,118)	189,050	
Machinery, equipment and vehicles	(*2)	189,157		191,648		(2,491)	190,687	
Land	(*2,4)	167,867		159,115		8,752	166,393	
Construction in progress		21,358		18,493		2,865	13,290	
Other	(*2)	50,007		54,126		(4,119)	49,961	
Total		618,135	36.1	614,246	34.5	3,889	609,382	35.0
Intangible Assets								
Consolidation differences		47,457		46,871		586	45,513	
Other	(*2)	109,508		107,325		2,183	106,608	
Total		156,966	9.1	154,196	8.7	2,770	152,122	8.7
Investments and Other Assets								
Investment securities	(*2)	328,566		354,998		(26,432)	330,905	
Life insurance investments		35,194		33,946		1,248	35,093	
Other	(*4)	95,833		91,129		4,704	96,955	
Allowance for doubtful accounts		(4,691)		(3,091)		(1,600)	(3,913)	
Total		454,902	26.6	476,983	26.8	(22,081)	459,041	26.3
Total fixed assets		1,230,004	71.8	1,245,426	70.0	(15,422)	1,220,546	70.0
TOTAL ASSETS		1,712,634	100.0	1,779,274	100.0	(66,640)	1,744,131	100.0

(¥ millions)

LIABILITIES,MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	(Note)	At June 30, 2003 Amount	Percentage over total assets	At June 30, 2002 Amount	Percentage over total assets	Increase (Decrease) Amount	At December 31, 2002 Amount	Percentage over total assets
Current Liabilities			%		%			%
Notes and accounts payable		108,568		116,752		(8,184)	98,649	
Short-term loans payable	(*2)	30,375		30,749		(374)	47,824	
Liquor taxes payable		78,890		123,797		(44,907)	113,660	
Income taxes payable		20,206		16,339		3,867	15,599	
Accrued expenses		62,301		71,550		(9,249)	59,573	
Deposits received		55,013		58,516		(3,503)	61,227	
Other		43,824		54,764		(10,940)	64,619	
Total current liabilities		399,180	23.3	472,470	26.6	(73,290)	461,154	26.4
Long-term Liabilities								
Bonds		131,632		131,247		385	129,948	
Long-term debt	(*2)	118,036		121,742		(3,706)	105,148	
Pension and retirement benefits		94,712		96,518		(1,806)	95,414	
Other reserves		8,939		9,585		(646)	8,607	
Deposits received	(*2)	75,537		79,166		(3,629)	78,567	
Other		29,266		19,451		9,815	21,633	
Total long-term liabilities		458,125	26.8	457,711	25.7	414	439,318	25.2
TOTAL LIABILITIES		857,306	50.1	930,182	52.3	(72,876)	900,473	51.6
MINORITY INTERESTS		74,377	4.3	73,454	4.1	923	74,431	4.3
Common Stock		—	—	102,045	5.7	(102,045)	102,045	5.8
Additional Paid-in Capital		—	—	70,868	4.0	(70,868)	70,868	4.1
Revaluation variance for Land	(*4)	—	—	(1,625)	(0.1)	1,625	(1,627)	(0.1)
Retained Earnings		—	—	611,237	34.4	(611,237)	630,744	36.2
Net unrealized holding gains on securities		—	—	20,124	1.1	(20,124)	6,132	0.4
Foreign currency translation adjustments		—	—	(22,388)	(1.2)	22,388	(25,308)	(1.5)
Total		—	—	780,262	43.9	(780,262)	782,855	44.9
Treasury Stock		—	—	(4,625)	(0.3)	4,625	(13,628)	(0.8)
TOTAL SHAREHOLDERS' EQUITY		—	—	775,637	43.6	(775,637)	769,227	44.1
Common stock		102,045	6.0	—	—	102,045	—	—
Capital reserve		70,868	4.1	—	—	70,868	—	—
Retained earnings		638,415	37.3	—	—	638,415	—	—
Revaluation variance for Land	(*4)	(1,666)	(0.1)	—	—	(1,666)	—	—
Net unrealized holding gains on securities		9,075	0.5	—	—	9,075	—	—
Foreign currency translation adjustments		(23,815)	(1.4)	—	—	(23,815)	—	—
Treasury stock		(13,971)	(0.8)	—	—	(13,971)	—	—
TOTAL SHAREHOLDERS' EQUITY		780,951	45.6	—	—	780,951	—	—
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY		1,712,634	100.0	1,779,274	100.0	(66,640)	1,744,131	100.0

CONSOLIDATED STATEMENTS OF INCOME

(¥ millions)

	(Note)	6 months ended June 30, 2003 Amount	Percentage over sales	6 months ended June 30, 2002 Amount	Percentage over sales	Increase (Decrease) Amount	Year ended December 31, 2002 Amount	Percentage over sales
			%		%			%
Sales		732,812	100.0	727,889	100.0	4,923	1,583,248	100.0
Cost of Sales		453,198	61.8	458,489	63.0	(5,291)	1,000,199	63.2
Gross Profit		279,614	38.2	269,399	37.0	10,215	583,048	36.8
Selling, General and Administrative Expenses	(*1)	242,037	33.0	235,600	32.4	6,437	493,259	31.2
Operating Income		37,576	5.1	33,799	4.6	3,777	89,789	5.7
Non-operating Income								
Interest income		347		561		(214)	1,147	
Return on funds in trust		—		210		(210)	210	
Dividend income		2,087		1,724		363	2,614	
Equity in earnings of affiliates		2,479		87		2,392	2,102	
Gain on transactions related to gift coupon	(*2)	1,974		—		1,974	453	
Other		2,239		2,044		195	3,689	
Total		9,127	1.2	4,627	0.6	4,500	10,217	0.6
Non-operating Expenses								
Interest expense		4,786		4,214		572	8,955	
Other		2,901		3,959		(1,058)	6,607	
Total		7,688	1.0	8,173	1.1	(485)	15,562	1.0
Income before Extraordinary Items and Income Taxes		39,015	5.3	30,252	4.2	8,763	84,443	5.3
Extraordinary Income								
Gain on sales of fixed assets	(*3)	705		1,936		(1,231)	3,401	
Gain on sales of investment securities		68		397		(329)	420	
Reversal of allowance for doubtful accounts		1,560		—		1,560	—	
Reversal of allowance for furnace overhaul		—		—		—	700	
Total		2,334	0.3	2,333	0.3	1	4,521	0.3
Extraordinary Expenses								
Loss on disposal of fixed assets	(*4)	1,180		2,243		(1,063)	6,715	
Loss on sales of fixed assets	(*5)	95		164		(69)	379	
Loss on revaluation of investment securities		—		—		—	2,236	
Loss on sales of investment securities		10		5		5	7	
Business restructuring costs	(*6)	1,245		—		1,245	—	
Loss on devaluation of real estate in trust		—		—		—	3,352	
Premium on retirement benefits		—		—		—	1,755	
Total		2,531	0.3	2,414	0.3	117	14,447	0.9
Income before Income Taxes and Minority Interests		38,818	5.3	30,171	4.1	8,647	74,517	4.7
Income Taxes		21,679	3.0	16,791	2.3	4,888	36,214	2.2
Minority Interests		3,207	0.4	3,056	0.4	151	5,762	0.4
Net Income		13,931	1.9	10,322	1.4	3,609	32,540	2.1

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(¥ millions)

	6 months ended June 30, 2003	6 months ended June 30, 2002	Increase (Decrease)	Year ended December 31, 2002
Retained earnings at beginning of period	—	608,603	(608,603)	608,603
Increase in retained earnings				
Foreign currency translation adjustments of foreign subsidiaries and affiliates	—	—	—	1,167
Increase due to revaluation of property, plant and equipment of foreign subsidiaries and affiliates	—	—	—	1,338
Reversal of revaluation variance for land	—	—	—	1
Total	—	—	—	2,507
Decrease in retained earnings				
Cash dividends paid	—	5,906	(5,906)	11,781
Bonuses paid to directors and corporate auditors	—	205	(205)	205
(corporate auditors' portion included above	—	29	(29)	31)
Decrease resulting from newly consolidated subsidiaries	—	409	(409)	409
Decrease due to exclusion of subsidiaries from the consolidation scope	—	511	(511)	511
Foreign currency translation adjustments of foreign subsidiaries and affiliates	—	656	(656)	—
Total	—	7,689	(7,689)	12,907
Net income	—	10,322	(10,322)	32,540
Retained earnings at end of period	—	611,237	(611,237)	630,744
(Capital reserve)				
Capital reserve at beginning of period				
Additional paid-in capital at beginning of period	70,868	—	70,868	—
Capital reserve at end of period	70,868	—	70,868	—
(Retained earnings)				
Retained earnings at beginning of period				
Retained earnings at beginning of period	630,744	—	630,744	—
Increase in retained earnings				
Net income	13,931	—	13,931	—
Increase resulting from newly consolidated subsidiaries	2	—	2	—
Foreign currency translation adjustments of foreign subsidiaries and affiliates	330	—	330	—
Total	14,264	—	14,264	—
Decrease in retained earnings				
Cash dividends paid	5,800	—	5,800	—
Bonuses paid to directors and corporate auditors	268	—	268	—
(corporate auditors' portion included above	34	—	34	—)
Decrease due to exclusion of subsidiaries from the consolidation scope	94	—	94	—
Decrease due to revaluation of property, plant and equipment of foreign subsidiaries	430	—	430	—
Total	6,593	—	6,593	—
Retained earnings at end of period	638,415	—	638,415	—

CONSOLIDATED STATEMENTS OF CASH FLOWS

(¥ millions)

	6 months ended June 30, 2003	6 months ended June 30, 2002	Increase (Decrease)	Year ended December 31, 2002
Cash flows from operating activities				
Income before income taxes and minority interests	38,818	30,171	8,647	74,517
Depreciation	36,770	35,837	933	75,206
Amortization of consolidation differences	1,592	1,525	67	3,034
Increase (decrease) in pension and retirement benefits	(2,548)	(3,391)	843	(4,227)
Interest and dividend income and return on funds in trust	(2,434)	(2,495)	61	(3,972)
Interest expense	4,786	4,214	572	8,955
Gain on sales of fixed assets	(705)	(1,936)	1,231	(3,401)
Gain on sales of marketable securities and investment securities	(68)	(397)	329	(420)
Loss on disposal or sales of fixed assets	1,275	2,408	(1,133)	7,094
Decrease (increase) in notes and accounts receivable	27,904	(2,448)	30,352	(6,164)
Decrease (increase) in inventories	(17,148)	(28,142)	10,994	(11,131)
Increase (decrease) in notes and accounts payable	6,067	5,376	691	(11,265)
Increase (decrease) in liquor taxes payable	(35,862)	3,898	(39,760)	(6,107)
Other	(15,396)	2,442	(17,838)	8,647
Sub-total	43,052	47,062	(4,010)	130,766
Interest, dividend and return on funds in trust received	3,924	3,629	295	6,227
Interest paid	(4,827)	(3,957)	(870)	(8,785)
Income taxes paid	(18,620)	(20,026)	1,406	(40,457)
Net cash provided by operating activities	23,528	26,708	(3,180)	87,750
Cash flows from investing activities				
Payments for purchases of property, plant, equipment and intangible assets	(30,163)	(40,849)	10,686	(85,492)
Proceeds from sales of property, plant and equipment	2,424	3,907	(1,483)	5,278
Payments for purchase of marketable securities and investment securities	(2,815)	(102,050)	99,235	(103,832)
Proceeds from sales and redemption of marketable securities and investment securities	3,557	6,279	(2,722)	11,075
Proceeds from termination of funds in trust	–	17,411	(17,411)	17,411
Proceeds from termination of life insurance investment	–	588	(588)	–
Payments for acquisition of shares of newly consolidated subsidiaries	(11,803)	(9,845)	(1,958)	(12,674)
Other	3,062	(9,063)	12,125	(7,144)
Net cash used in investing activities	(35,737)	(133,621)	97,884	(175,377)
Cash flows from financing activities				
Increase (decrease) in short-term loans payable	(5,256)	(3,075)	(2,181)	4,331
Proceeds from long-term debt	11,848	49,411	(37,563)	67,977
Repayments of long-term debt	(14,020)	(10,826)	(3,194)	(34,327)
Proceeds from issue of bonds	–	40,000	(40,000)	40,000
Payments for purchase of treasury stock	(145)	(4,539)	4,394	(13,542)
Cash dividends paid	(5,795)	(5,906)	111	(11,777)
Cash dividends paid to minority shareholders	(5,756)	(2,048)	(3,708)	(2,203)
Other	(146)	0	(146)	239
Net cash provided by (used in) financing activities	(19,271)	63,014	(82,285)	50,699
Effect of exchange rate fluctuation on cash and cash equivalents	494	(244)	738	(1,282)
Net increase (decrease) in cash and cash equivalents	(30,985)	(44,143)	13,158	(38,209)
Cash and cash equivalents at beginning of period	105,625	144,331	(38,706)	144,331
Cash and cash equivalents of newly consolidated subsidiaries at beginning of period	(503)	(495)	(8)	(495)
Cash and cash equivalents at end of period	74,136	99,692	(25,556)	105,625

SIGNIFICANT ACCOUNTING POLICIES FOR CONSOLIDATION

The following is the table of scope of consolidation and application of equity method.

Classification	Number of companies
Consolidated subsidiaries (Note 1)	315
Unconsolidated subsidiaries applied by the equity method (Note 2)	—
Affiliated companies applied by the equity method (Note 3)	14

(Consolidation)

Note 1:

(1) The names of main consolidated subsidiaries are KIRIN BEVERAGE CORPORATION and LION NATHAN LTD.

(2) The changes of the scope of consolidation are as follows:
- (a) KIRIN DISTILLERY CO., LTD. and 8 other companies became consolidated subsidiaries due to acquisition of additional shares.
- (b) One company became a consolidated subsidiary due to new establishment.
- (c) SHANGHAI JINJIANG KIRIN BEVERAGE & FOOD CO., LTD. became a consolidated subsidiary due to the increase in importance on the consolidated financial statements.
- (d) Kirin Yamamura Container CO., LTD. was excluded from the consolidation scope due to liquidation.

(3) Subsidiaries including KIRIN AGRIBIO USA, INC. are excluded from the consolidation scope because the effect of their sales, net income or losses, total assets and retained earnings on the accompanying consolidated financial statements are immaterial.

(4) The following are the names of consolidated subsidiaries whose interim accounting period-ends are different from that of the Company.

Name of subsidiary	Interim accounting period-end	
LION NATHAN LTD. and its subsidiaries	March 31, 2003	(*)
TWYFORD INTERNATIONAL INC.	March 31, 2003	(*)
and its subsidiaries		
JAPAN POTATO CORPORATION	March 31, 2003	(*)
Kirin-Asupro Corporation	May 31, 2003	(*)
KIRIN FEED LIMITED	May 31, 2003	(*)
KIRIN-ASUPRO SALES CORPORATION	May 31, 2003	(*)
EI SHO GEN CO., LTD.	September 30, 2002	(**)
Takeda-Kirin Foods Corporation	September 30, 2002	(***)

(*)Interim financial statements of the consolidated subsidiaries listed above as of their interim accounting period ends and for the 6 months then ended are used.

(**)The company's adjusted financial statements as of June 30, 2003 and for the 6 months then ended are used for the purpose of consolidation and necessary adjustments are made for the purpose of consolidation.

(***)The company's financial statements as of March 31, 2003 and for the 6 months then ended are used and necessary adjustments are made for the purpose of consolidation.

(Equity Method)

Note 2

(1) SHANGHAI JINJIANG KIRIN BEVERAGE & FOOD CO., LTD. became a consolidated subsidiary due to the increase in importance on the consolidated financial statements.

Note 3:

(1) The names of main affiliated companies under the equity method are KINKI COCA-COLA BOTTOLING CO., LTD., YONEKYU CORPORATION and SAN MIGUEL CORPORATION.

(2) The changes of the scope of application of the equity method is as follows:
- (a) KIRIN DISTELLERY CO., LTD. and another company were no longer accounted for using the equity method, due to acquisition of additional shares and therefore becoming consolidated subsidiaries.

(3) Certain investments in unconsolidated subsidiaries including KIRIN AGRIBIO USA, INC. and affiliates including Diamond Sports Club Co., Ltd. are not accounted for using the equity method, and are stated at cost because the effect of their net income or losses and retained earnings on the accompanying consolidated financial statements are immaterial.

(4) Although the Company holds voting interest greater than 20% yet less than 50% in SOCIETE IMMOBILIERE ET FINANCIERE POUR L'ALIMENTATION, the Company does not have significant influence over this entity. Therefore the investment is not accounted for using the equity method.

(5) Where accounting periods of the affiliated companies under the equity method are different from that of the Company, the Company used their financial statements for the most recent accounting periods without any adjustments for applying the equity method.
Where the difference between an affiliate's period-end and that of the Company is more than 6 months, the Company used the affiliate's latest financial statements and necessary adjustments are made for applying the equity method.

1. Valuation of securities
Debt securities intended to be held to maturity are valued by the amortized cost method.
Available-for-sale securities with fair market values are stated at fair market value as of the balance sheet date. Unrealized gains and losses on these securities are reported, net of applicable income taxes, as a separate component of shareholders' equity. Realized gains and losses on sale of such securities are computed using the moving-average method.
Other securities without market value are stated at cost determined by moving-average method.

2. Valuation of derivative financial instruments
Derivative financial instruments are stated at fair values.

3. Valuation of Inventories
Merchandise, finished goods and semi-finished goods are mainly stated at cost determined by the average method.

Raw materials and supplies are mainly stated at cost determined by the moving average method.

Construction in process is stated at cost determined by the specific identification method.

4. Depreciation of property, plant and equipment
Depreciation of property, plant and equipment is calculated on the declining balance method, except for buildings (excluding building fixtures) acquired on and after April 1, 1998, where depreciation is calculated on the straight-line method. Leased assets are depreciated over each lease term based on the straight-line method with the estimated residual value at the end of the lease term. Consolidated foreign subsidiaries adopt the straight-line method.

5. Amortization of intangible assets
Amortization of intangible assets is calculated on the straight-line method over estimated useful lives. Consolidated foreign subsidiaries mainly adopt the straight-line method over 20 years.

6. Allowance for doubtful accounts
Allowance for doubtful accounts is provided in an amount sufficient to cover probable losses on collection. It consists of the estimated uncollectible amount with respect to certain identified doubtful receivables and an amount calculated using the actual percentage of collection losses.

7. Pension and retirement benefits
The Company and its consolidated subsidiaries provide allowance for employees' pension and retirement benefits at the balance sheet date based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at the end of current fiscal year. Actuarial differences are amortized by the straight-line method over the average estimated service period, which is 15 years, beginning from the following fiscal year.

8. Leases
Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, are accounted for in the same manner as operating leases.
Consolidated foreign subsidiaries mainly capitalize finance leases.

9. Hedge accounting
If derivative financial instruments are used as hedges and meet certain hedging criteria, the Company and its consolidated subsidiaries defer recognition of gains or losses resulting from the changes in fair value of derivative financial instruments until the related losses or gains on the hedged items are recognized.
However, in cases where forward foreign exchange contracts and currency swap contracts are used as hedges and meet certain hedging criteria, foreign currency receivables or payables are recorded at the contracted rates.
Also, if interest rate swap contracts are used as hedges and meet certain hedging criteria, the net amount to be paid or received under the interest rate swap contracts is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.
The Company and its consolidated subsidiaries use derivative financial instruments only for the purpose of mitigating future risks of fluctuation of foreign currency exchange rates with respect to foreign currency receivable and payable, interest rate fluctuation with respect to loans receivable and payable, and mitigating future risks of fluctuation of commodity prices for raw materials such as aluminum.

The following summarizes hedging derivative financial instruments used by the Company and its consolidated subsidiaries and items hedged:

Hedging instruments	Hedged items
Forward foreign exchange contracts and currency swap contracts etc.	Foreign currency receivables and payables, future transactions in foreign currencies
Interest rate swap contracts etc.	Loans receivable and loans payable
Commodity swap contracts etc.	Commodity price

The Company and its consolidated subsidiaries evaluate the effectiveness of hedging activities semi-annually by comparing the cumulative changes in cash flows from or the changes in fair value of hedged items and the corresponding changes in the hedging derivative instruments.

10. Consumption tax
Consumption tax is excluded from the revenue and expense accounts, which are subject to such tax.

11. Cash and cash equivalents
In preparing the consolidated statements of cash flows, cash on hand, readily available deposits and short-time highly liquid investments with negligible risk of changes in value and maturities not exceeding 3 months at the time of purchase are considered to be cash and cash equivalents.

CHANGE IN PRESENTATION:

(Consolidated Statements of Income)

Gain on transactions related to gift coupon was presented separately because the amount exceeded 10% of total non-operating income. It was losses of ¥ 45 million and was included in "other" of non-operating expenses for the 6 months ended June 30, 2002.

(Consolidated Statements of Cash Flows)

Proceeds from termination of life insurance investment of ¥ 544 million for the 6 months ended June 30,2003, which was separately presented in cash flows from investing activities for the 6 months ended June 30, 2002, was included in "other" of cash flows from investing activities due to immateriality of its amount.

ADDITIONAL INFORMATION:

(Accounting for treasury stock and reversal of statutory reserve)

Effective from current interim accounting period, the Company and its subsidiaries totally adopted the new accounting standard for treasury stock and reversal of statutory reserves (Accounting Standards Board Statement No.1,"Accounting Standard for Treasury Stock and Reduction of Statutory Reserves", issued by the Accounting Standard Board of Japan on February 21, 2002). The adoption of the new accounting standard had no impact on the accompanying consolidated statements of income for the 6 months ended June 30, 2003.

As a result of adopting this new accounting standard and application of the related revised disclosure requirements, shareholders' equity accounts in the accompanying consolidated balance sheets as of June 30, 2003 and consolidated statements of retained earnings for the 6 months ended June 30, 2003 are presented differently from prior fiscal year.

NOTES TO:

(CONSOLIDATED BALANCE SHEETS)

*1 Accumulated depreciation (¥ millions)

	At June 30, 2003	At June 30, 2002	At December 31, 2002
Accumulated depreciation	785,546	745,919	753,504

*2 Detail of collateral

(1) Collateral (¥ millions)

	At June 30, 2003	At June 30, 2002	At December 31, 2002
Cash	—	—	0
Notes and accounts receivable	296	1,447	359
Inventories	2,762	2,396	3,031
Buildings and structures	2,745	1,380	1,822
Machinery, equipment and vehicles	1,955	1,362	2,007
Land	2,753	931	950
Other of property , plant and equipment (Fixtures)	20	10	27
Other of intangible assets	148	210	149
Investment securities	152	174	29
Total	10,834	7,914	8,379
Following assets, which are included above, are pledged as factory foundation collateral			
Buildings and structures	1,226	284	273
Machinery, equipment and vehicles	—	33	33
Land	2,058	383	383
Total	3,284	701	690

(2) Secured borrowing (¥ millions)

	At June 30, 2003	At June 30, 2002	At December 31, 2002
Short-term loans payable	3,322	4,095	3,963
Long-term debt (including current maturities of long-term loans)	2,024	2,166	2,267
Deposits received	3,408	3,408	3,408
Postage charge (facility limit)	11	29	13
Total	8,766	9,701	9,653
Following borrowings, which are included above, are guaranteed by factory foundation collateral			
Short-term loans payable	1,600	2,200	2,100

Note: Factory foundation collateral consists of the Headquarters factory and Matsumoto factory of Nagano Tomato Corporation.

3 Contingent liabilities

(1) Guarantees for unconsolidated subsidiaries and affiliated companies (¥ millions, Foreign currency: thousands)

	At June 30, 2003	At June 30, 2002	At December 31, 2002
Koiwai Dairy Products Co., Ltd.	700	1,500	800
Other	1,015	1,153	1,025
(Number	3	5	3)
Foreign currencies included above	—	96 HKD 6,300	—

(2) Guarantees for employees' housing loan from banks (¥ millions)

At June 30, 2003	At June 30, 2002	At December 31, 2002
11,609	12,844	11,609

(3) Guarantees for bank loans of customers (¥ millions, Foreign currency: thousands)

	At June 30, 2003	At June 30, 2002	At December 31, 2002
Southeastern Container, Inc.	1,330 (USD 11,102)	1,326 (USD 11,102)	1,331 (USD 11,102)
Other	979	1,146	924
(Number	68	62	61)
Foreign currencies included above	847 AUD11,725 NZD 5	742 AUD10,458	780 AUD11,704 NZD 5

Total contingent liabilities	15,634	17,971	15,691
(Including agreements similar to guarantees)	(1,015)	(1,019)	(1,025)

*4 Revaluation of land

KIRIN BEVERAGE CORPORATION, a consolidated subsidiary, revalued land used for business on December 31, 2001, pursuant to the Law Concerning Land Revaluation (effective March 31, 1998) (the "Law") and related revision of the Law (effective March 31, 2001).

Due to revaluation of land in assets, the revaluation difference, net of tax, is accounted for as revaluation variance for land in shareholders' equity, and tax portion is accounted for as deferred income taxes included in "other" of investments and other assets.

Revaluation was performed by adjusting the road rating pursuant to Article 2, Paragraph 4 of the Enforcement Ordinance for the Law Concerning Land Revaluation effective March 31, 1998.

Where the road rating is not provided, adjustment was made to the valuation of real estate tax prescribed in the Article 2, Paragraph 3 of the Law.

(CONSOLIDATED STATEMENTS OF INCOME)

*1 Major elements of selling , general and administrative expenses (¥ millions)

	6 months ended June 30, 2003	6 months ended June 30, 2002	Year ended December 31, 2002
Sales promotion	63,601	62,134	136,364
Freight	20,733	20,944	45,023
Advertising	32,669	32,974	56,626
Pension and retirement benefit costs	6,454	5,136	10,290
Employee's compensation	43,966	42,003	88,378
Research and development	9,640	10,069	22,771
Depreciation	11,873	11,367	24,143

*2 Gain on transactions related to gift coupon

Gain on transactions related to gift coupon includes expenses on issuance and collection and gain on reversal of deposits received which had been remained outstanding for a certain period.

*3 Gain on sales of fixed assets (¥ millions)

	6 months ended June 30, 2003	6 months ended June 30, 2002	Year ended December 31, 2002
Buildings and structures	416	—	—
Land	252	1,912	3,157
Other	35	24	243
Total	705	1,936	3,401

*4 Loss on disposal of fixed assets (¥ millions)

	6 months ended June 30, 2003	6 months ended June 30, 2002	Year ended December 31, 2002
Buildings and structures	273	691	3,323
Machinery, equipment and vehicles	782	1,441	3,114
Other	124	110	277
Total	1,180	2,243	6,715

*5 Loss on sales of fixed assets (¥ millions)

	6 months ended June 30, 2003	6 months ended June 30, 2002	Year ended December 31, 2002
Buildings and structures	41	—	80
Machinery, equipment and vehicles	38	23	197
Other	15	141	101
Total	95	164	379

*6 Business restructuring costs

Business restructuring costs incurred at a consolidated subsidiary, which consist of premium on retirement benefits for early retirement, and loss resulting from recalculation of pension and retirement benefit obligation due to retirement of significant number of employees.

7 Presentation of Income Taxes

The Company adopted simplified accounting method for income tax effect accounting in the consolidated interim financial statements. Accordingly, deferred income taxes are not presented separately and are included in Income Taxes in current interim consolidated statements of income.

(CONSOLIDATED STATEMENTS OF CASH FLOWS)

Reconciliation of cash in the consolidated balance sheets and cash and cash equivalents in the consolidated statements of cash flows is as follows;

(¥ millions)

	At June 30, 2003	At June 30, 2002	At December 31, 2002
Cash	76,679	102,395	108,148
Add : Marketable securities	1,071	6,399	2,017
Less : Fixed term deposit with maturities exceeding 3 months	(2,542)	(2,960)	(2,522)
Less: Marketable securities with maturities exceeding 3 months	(1,071)	(6,142)	(2,017)
Cash and cash equivalents	74,136	99,692	105,625

(LEASE TRANSACTIONS)

Lessee lease

(Finance lease transactions without ownership transfer to lessee)

(1) Purchase price equivalent, accumulated depreciation equivalent and book value equivalent of leased property (¥ millions)

	At June 30, 2003	At June 30, 2002	At December 31, 2002
Machinery, equipment and vehicles			
Purchase price equivalent	2,418	2,825	2,468
Accumulated depreciation equivalent	1,329	1,682	1,279
Book value equivalent	1,088	1,143	1,188
Property, plant and equipment, other (Tools)			
Purchase price equivalent	2,834	3,381	2,953
Accumulated depreciation equivalent	1,621	1,979	1,585
Book value equivalent	1,213	1,401	1,368
Total			
Purchase price equivalent	5,252	6,207	5,422
Accumulated depreciation equivalent	2,950	3,662	2,864
Book value equivalent	2,301	2,544	2,557

(2) Lease commitments (¥ millions)

	At June 30, 2003	At June 30, 2002	At December 31, 2002
Due within one year	907	997	960
Due over one year	1,464	1,614	1,657
Total	2,371	2,612	2,617

(3) Lease expenses, depreciation equivalent and interest expense equivalent (¥ millions)

	6 months ended June 30, 2003	6 months ended June 30, 2002	Year ended December 31, 2002
Lease expenses	590	700	1,350
Depreciation equivalent	524	618	1,197
Interest expense equivalent	31	39	72

(4) Calculation method of depreciation equivalent

Depreciation equivalent is computed on the straight-line method over the lease terms without residual value.

(5) Allocation of interest expense equivalent

Differences between total lease expenses and acquisition costs of the leased property comprise interest expense equivalent and insurance, maintenance and certain other operating costs.

Interest expense equivalent is allocated using the interest method over the lease terms.

(Operating lease transactions)

Lease commitments (¥ millions)

	At June 30, 2003	At June 30, 2002	At December 31, 2002
Due within one year	1,959	2,282	2,147
Due over one year	7,760	7,768	6,421
Total	9,720	10,051	8,568

Lessor lease

(Finance lease transactions without ownership transfer to lessee)

(1) Purchase price, accumulated depreciation and book value of leased property (¥ millions)

	At June 30, 2003	At June 30, 2002	At December 31, 2002
Property, plant and equipment, other (Leased assets)			
Purchase price	17,115	19,503	18,313
Accumulated depreciation	10,720	12,056	11,498
Book value	6,394	7,446	6,815
Intangible assets, other (Leased assets)			
Purchase price	—	—	—
Accumulated depreciation	—	—	—
Book value	786	691	739
Total			
Purchase price	17,115	19,503	18,313
Accumulated depreciation	10,720	12,056	11,498
Book value	7,180	8,137	7,554

(2) Lease commitments (¥ millions)

	At June 30, 2003	At June 30, 2002	At December 31, 2002
Due within one year	1,961	2,063	2,024
Due over one year	5,529	6,281	5,813
Total	7,491	8,344	7,838

(3) Lease revenue, depreciation and interest revenue equivalent (¥ millions)

	6 months ended June 30, 2003	6 months ended June 30, 2002	Year ended December 31, 2002
Lease revenue	1,443	1,400	2,860
Depreciation	1,212	1,224	2,448
Interest revenue equivalent	177	191	381

(4)Allocation of interest revenue equivalent

Interest revenue equivalent is allocated using the interest method over the lease terms.

(Securities)

At June 30,2003

1. Held-to-maturity debt securities with available fair values (¥ millions)

	Book value	Fair value	Difference
(1)Governmental/municipal bonds	1,547	1,568	20
(2)Corporate bonds	1,140	1,150	9
(3)Other	—	—	—
Total	2,688	2,718	29

2. Available-for-sale securities with available fair values (¥ millions)

	Acquisition cost	Book value	Difference
(1)Shares	136,289	151,617	15,327
(2)Bonds			
Governmental/municipal bonds	49	53	3
Corporate bonds	—	—	—
Other	—	—	—
(3)Other	68	68	—
Total	136,408	151,739	15,331

3. Descriptions and book value of securities with no available fair values are as follows:

Available for sale securities

Unlisted securities ¥45,561 million

4. Impairment loss of securities

Impairment losses of ¥ 578 million were recognized for available-for-sale securities for the 6 months ended June 30, 2003. Where the fair values of available-for-sale securities have declined by more than 30% from their acquisition costs, the values of those securities are considered to have "substantially declined" and the impairment losses are recorded on those securities, unless the values are considered recoverable. For available-for-sale securities without available fair value, when the substantive values of those securities have declined by more than 50% from their acquisition costs, the values of those securities are considered to have "substantially declined" and the impairment losses are recorded on those securities, except for the cases where the recoverability of the values of those securities in the future is supported by a reasonable ground.

At June 30,2002

1. Held-to-maturity debt securities with available fair values (¥ millions)

	Book value	Fairt value	Difference
(1)Governmental/municipal bonds	1,248	1,278	29
(2)Corporate bonds	1,643	1,666	22
(3)Other	—	—	—
Total	2,891	2,944	52

2. Available-for-sale securities with available fair values (¥ millions)

	Acquisition cost	Book value	Difference
(1)Shares	137,703	172,302	34,598
(2)Bonds			
Governmental/municipal bonds	49	55	5
Corporate bonds	13	14	1
Other	3,499	3,517	17
(3)Other	4,376	4,402	25
Total	145,642	180,292	34,649

3. Descriptions and book value of securities with no available fair values are as follows:

Available-for-sale securities

Unlisted securities ¥42,006 million

4. Impairment loss of securities

Impairment losses of ¥ 795 million were recognized for available-for-sale securities for the 6months ended June 30, 2002. Where the fair values of available-for-sale securities have declined by more than 30% from their acquisition costs, the values of those securities are considered to have "substantially declined" and the impairment losses are recorded on those securities, unless the values are considered recoverable. For available-for-sale securities without available fair value, when the substantive values of those securities have declined by more than 50% from their acquisition costs, the values of those securities are considered to have "substantially declined" and the impairment losses are recorded on those securities, except for the cases where the recoverability of the values of those securities in the future is supported by a reasonable ground.

At December 31, 2002

1. Held-to-maturity debt securities with available fair values (¥ millions)

	Book value	Fair value	Difference
(1)Governmental/municipal bonds	1,398	1,424	26
(2)Corporate bonds	1,341	1,357	15
(3)Other	—	—	—
Total	2,739	2,781	41

2. Available-for-sale securities with available fair values (¥ millions)

	Acquisition cost	Book value	Difference
(1)Shares	136,526	147,127	10,601
(2)Bonds			
Governmental/municipal bonds	49	54	4
Corporate bonds	13	14	1
Other	999	1,001	1
(3)Other	2,113	2,106	(6)
Total	139,702	150,305	10,602

3. Descriptions and book value of securities with no available fair values are as follows:

Available-for-sale securities

Unlisted securities	¥43,209 million

4. Impairment loss of securities

Impairment losses of ¥ 2,236 million were recognized for available-for-sale securities for the year ended December 31, 2002. Where the fair values of available-for-sale securities have declined by more than 30% from their acquisition costs, the values of those securities are considered to have "substantially declined" and the impairment losses are recorded on those securities, unless the values are considered recoverable. For available-for-sale securities without available fair value, when the substantive values of those securities have declined by more than 50% from their acquisition costs, the values of those securities are considered to have "substantially declined" and the impairment losses are recorded on those securities, except for the cases where the recoverability of the values of those securities in the future is supported by a reasonable ground.

(DERIVATIVE TRANSACTIONS)

At June 30, 2003

Disclosure of derivative transactions is omitted, because hedge accounting applies to all of the derivative contracts utilized by the Company and its consolidated subsidiaries.

At June 30, 2002

Disclosure of derivative transactions is omitted, because hedge accounting applies to all of the derivative contracts utilized by the Company and its consolidated subsidiaries.

At December 31, 2002

Disclosure of derivative transactions is omitted, because hedge accounting applies to all of the derivative contracts utilized by the Company and its consolidated subsidiaries.

(SEGMENT INFORMATION)

1. Business Segment Information

(¥ millions)

	6 months ended June 30,2003						
	Alcoholic beverages	Soft drinks	Pharma-ceuticals	Others	Total	Eliminations	Consolidated
Sales							
1 Unaffiliated customers	476,940	164,148	24,081	67,642	732,812	—	732,812
2 Intersegment	1,094	398	—	38,767	40,260	(40,260)	—
Total sales	478,035	164,546	24,081	106,409	773,073	(40,260)	732,812
Operating expenses	451,858	160,536	18,110	103,779	734,285	(39,048)	695,236
Operating income	26,176	4,010	5,970	2,630	38,787	(1,211)	37,576

(¥ millions)

	6 months ended June 30, 2002					
	Alcoholic beverages	Soft drinks	Others	Total	Eliminations	Consolidated
Sales						
1 Unaffiliated customers	496,541	157,314	74,033	727,889	—	727,889
2 Intersegment	1,624	516	43,557	45,698	(45,698)	—
Total sales	498,166	157,830	117,590	773,587	(45,698)	727,889
Operating expenses	474,615	151,304	112,394	738,315	(44,224)	694,090
Operating income	23,550	6,526	5,195	35,272	(1,473)	33,799

(¥ millions)

	Year ended December 31, 2002					
	Alcoholic beverages	Soft drinks	Others	Total	Eliminations	Consolidated
Sales						
1 Unaffiliated customers	1,069,521	342,946	170,780	1,583,248	—	1,583,248
2 Intersegment	2,941	955	109,173	113,070	(113,070)	—
Total sales	1,072,463	343,901	279,954	1,696,319	(113,070)	1,583,248
Operating expenses	1,013,342	324,954	265,031	1,603,328	(109,869)	1,493,459
Operating income	59,120	18,946	14,923	92,991	(3,201)	89,789

Notes: 1. Business segments are classified based on type and nature of products.

2. Main products of sales by segment are as follows;

Business segments	Main products
Alcoholic beverages	Beer, Sparkling malt liquor (*Happoshu*), Whiskey, Spirits, Wine etc.
Soft drinks	Soft drinks, Other drinks
Pharmaceuticals	Pharmaceutical products
Others	Engineering, Logistics, Floriculture etc.

3. Unallocable operating expenses included in Eliminations mainly consist of the Company's costs for new business development and costs for research and development of new basic technologies.

6 months ended June 30, 2003 ¥ 1,950million
6 months ended June 30, 2002 ¥ 1,855million
Year ended December 31, 2002 ¥ 3,583million

(Changes in classification of business segments and method of allocation of operating expenses)

In consideration of the recent increase in importance of the Pharmaceuticals business, the Company reviewed its segmentation and made the change in classifications in order to more clearly report the business segment information. As a result, the business segment information, which was previously presented by three segments (Alcoholic Beverages, Soft Drinks and Others), was classified into four segments (Alcoholic Beverages, Soft Drinks, Pharmaceuticals and Others) for the 6 months ended June 30, 2003

Following the change described above, the Company considered more rational standard of allocation for companywide operating expenses which better reflects the size of operations of each segment, as the Company promoted efficiency in domestic alcoholic beverage business by downsizing its workforce. And, accordingly, the Company changed the method of allocation for those expenses from the previous standard of proportional allocation based on numbers of employees for each segment to the new standard of proportional allocation based on sales amount of each segment, in order to more accurately reflect in segment information the actual conditions under which such expenses are incurred.

Because of the change, in comparison with the previous presentation, operating expenses of the Alcoholic Beverages segment increased by ¥ 2,302 million, operating expenses of the Soft Drinks segment increased by ¥ 6 million, operating expenses of the Pharmaceuticals segment decreased by ¥ 2,231 million, and operating expenses of the Others segment decreased by ¥ 78 million for the 6 months ended June 30, 2003.

Business segment information for the 6 months ended June 30, 2002 and for the year ended December 31, 2002, restated to conform with the change of classifications for business segment information and the method of allocation of operating expenses adopted for the 6 months ended June 30, 2003, was as follows.

(¥ millions)

	6 months ended June 30,2002						
	Alcoholic beverages	Soft drinks	Pharma-ceuticals	Others	Total	Eliminations	Consolidated
Sales							
1 Unaffiliated customers	496,541	157,314	22,523	51,510	727,889	—	727,889
2 Intersegment	1,624	516	—	43,557	45,698	(45,698)	—
Total sales	498,166	157,830	22,523	95,067	773,587	(45,698)	727,889
Operating expenses	476,803	151,315	17,074	93,121	738,315	(44,224)	694,090
Operating income	21,363	6,514	5,448	1,945	35,272	(1,473)	33,799

(¥ millions)

	Year ended December 31,2002						
	Alcoholic beverages	Soft drinks	Pharma-ceuticals	Others	Total	Eliminations	Consolidated
Sales							
1 Unaffiliated customers	1,069,521	342,946	49,617	121,163	1,583,248	—	1,583,248
2 Intersegment	2,941	955	—	109,173	113,070	(113,070)	—
Total sales	1,072,463	343,901	49,617	230,337	1,696,319	(113,070)	1,583,248
Operating expenses	1,017,683	325,024	38,114	222,505	1,603,328	(109,869)	1,493,459
Operating income	54,779	18,876	11,502	7,832	92,991	(3,201)	89,789

2. Geographical Segment Information

(¥ millions)

	6 months ended June 30, 2003					
	Japan	Asia, Oceania	Others	Total	Eliminations	Consolidated
Sales						
1 Unaffiliated customers	633,251	67,948	31,612	732,812	—	732,812
2 Intersegment	1,018	589	954	2,563	(2,563)	—
Total sales	634,270	68,538	32,567	735,376	(2,563)	732,812
Operating expenses	608,959	57,082	29,813	695,855	(619)	695,236
Operating income	25,311	11,455	2,753	39,521	(1,944)	37,576

(¥ millions)

	6 months ended June 30, 2002					
	Japan	Asia, Oceania	Others	Total	Eliminations	Consolidated
Sales						
1 Unaffiliated customers	636,651	61,573	29,664	727,889	—	727,889
2 Intersegment	1,065	613	741	2,419	(2,419)	—
Total sales	637,716	62,186	30,405	730,309	(2,419)	727,889
Operating expenses	614,754	51,844	28,085	694,683	(593)	694,090
Operating income	22,962	10,342	2,320	35,625	(1,826)	33,799

(¥ millions)

	Year ended December 31, 2002					
	Japan	Asia, Oceania	Others	Total	Eliminations	Consolidated
Sales						
1 Unaffiliated customers	1,404,629	121,769	56,849	1,583,248	—	1,583,248
2 Intersegment	2,035	1,223	1,518	4,777	(4,777)	—
Total sales	1,406,665	122,993	58,368	1,588,026	(4,777)	1,583,248
Operating expenses	1,333,980	106,905	53,790	1,494,676	(1,216)	1,493,459
Operating income	72,684	16,087	4,578	93,350	(3,561)	89,789

Notes: 1. *Geographical distances are considered in classification of country or area.*

2. Major countries or areas included in each segment except for Japan are as follows;

Asia, Oceania	East Asia, Southeast Asia, Oceania
Others	USA, Europe

3. Amounts and major items included in Eliminations are the same as those described in Note 3 in "1. Business Segment Information".

3. Overseas sales

(¥ millions)

	6 months ended June 30, 2003		
	Asia, Oceania	Others	Total
I Overseas sales	68,889	32,520	101,410
II Consolidated sales	—	—	732,812
III Percentage of overseas sales over consolidated sales(%)	9.4	4.4	13.8

(¥ millions)

	6 months ended June 30, 2002		
	Asia, Oceania	Others	Total
I Overseas sales	61,702	29,848	91,550
II Consolidated sales	—	—	727,889
III Percentage of overseas sales over consolidated sales(%)	8.5	4.1	12.6

(¥ millions)

	Year ended December 31, 2002		
	Asia, Oceania	Others	Total
I Overseas sales	122,982	58,073	181,056
II Consolidated sales	—	—	1,583,248
III Percentage of overseas sales over consolidated sales(%)	7.8	3.7	11.4

Notes: 1. Geographical distances are considered in classification of country or area.

2. Major countries or areas included in each segment are as follows;

Asia, Oceania	East Asia, Southeast Asia, Oceania
Others	USA, Europe

3. Overseas sales represent those of the Company and consolidated subsidiaries to countries and areas outside of Japan.

(PRODUCTION, ORDERS RECEIVED AND SALES)

(1) PRODUCTION PERFORMANCE

Production performance for the 6 months ended June 30, 2003 classified by the type of business segment is as follows:

Business Segment	6 Months ended June 30,2003	Percentage change (%)
Alcoholic beverages	466,834 (¥ Millions)	(4.3)
Soft drinks	58,690 (¥ Millions)	3.0
Pharmaceuticals	27,773 (¥ Millions)	8.4
Others	23,138 (¥ Millions)	20.3
Total	576,436 (¥ Millions)	(2.3)

Note: The amounts are calculated based on sales price without consumption taxes.

(2) ORDERS RECEIVED

Orders received for the 6 months ended June 30, 2003 classified by the type of business segment is as follows:
The Company and its subsidiaries manufacture their products based on their projection for market demand except for contract manufacture in "alcoholic beverages" and "soft drinks" segments and inspection machines and others in "other" segment.

Business Segment	Orders received during the period	Percentage change (%)	Backlog	Percentage change (%)
Alcoholic beverages	384 (¥ Millions)	247.2	—	—
Soft drinks	1,321 (¥ Millions)	85.7	—	—
Pharmaceuticals	— (¥ Millions)	—	—	—
Others	3,661 (¥ Millions)	(13.2)	1,338 (¥ Millions)	6.9
Total	5,366 (¥ Millions)	6.5	1,338 (¥ Millions)	6.9

Note: The amounts are calculated based on sales price without consumption taxes.

(3) SALES PERFORMANCE

Sales performance for the 6 months ended June 30, 2003 classified by the type of business segment is as follows:

Business Segment	6 Months ended June 30,2003	Percentage change (%)
Alcoholic beverages	476,940 (¥ Millions)	(3.9)
Soft drinks	164,148 (¥ Millions)	4.3
Pharmaceuticals	24,018 (¥ Millions)	6.9
Others	67,642 (¥ Millions)	31.3
Total	732,812 (¥ Millions)	0.7

Note: The amounts do not include the related consumption taxes, etc.

Percentage change means the ratio of increase or decrease in each item for the 6 months ended June 30, 2003 to those for the 6 months ended June 30, 2002.

For purposes of comparison, figures for the 6 months ended June 30, 2002 have been restated to conform with the change of classifications for business segments in the 6 months ended June 30, 2003.

(Per share information)

(¥)

	At June 30, 2003	At June 30, 2002	At December 31, 2002
Shareholders' equity per share	808.16	792.16	795.71
Net income per share primary	14.42	10.50	33.26
Net income per share diluted	—	—	—

(ADDITIONAL INFORMATION)

Effective from current interim accounting period, the Company and its subsidiaries adopted the new accounting standard for net income per share (Accounting Standards Board Statement No. 2, "Accounting Standard for Net Income per Share" and Guidance for Adopting the Accounting Standards Board Statement No. 4, "Guidance for Adopting the Accounting Standard for Net Income per Share", both issued by the Accounting Standards Board of Japan on September 25, 2002).

Per share information for 6 months ended June 30, 2002 and for the year ended December 31, 2002, restated to the conform with the new accounting standard, was as follows.

(¥)

	At June 30, 2002	At December 31, 2002
Shareholders' equity per share	792.14	795.43
Net income per share primary	10.50	32.99
Net income per share diluted	—	—

Note: (a) Diluted net income per share is not presented because the Company has no dilutive potential of common stock.

(b) Calculation basis of net income per share is as follows :

(¥ millions)

	6 months ended June 30, 2003	6 months ended June 30, 2002	Year ended December 31, 2002
Net income	13,931	—	—
Less: Amount not attributable to shareholders included in net income	—	—	—
Balance: Net income attributable to common stock	13,931	—	—
Average number of shares of common stock outstanding during the period (thousands of shares)	966,404	—	—
Description of dilutive potential common stock excluded from the calculation of diluted net income per share because it is antidilutive.	—	—	—

CONSOLIDATED FINANCIAL RESULTS for THE HALF YEAR ended JUNE 30, 2003

SUPPLEMENTARY COMMENTS

KIRIN BREWERY COMPANY, LIMITED

AUGUST 8, 2003

Consolidated

Results of Operations

(¥ billions)

	2003 The 1st half Actual	2003 Forecast	2002 The 1st half Actual	2002 Actual
Sales	732.8	1,610.0	727.8	1,583.2
Operating Income	37.5	90.0	33.7	89.7
Income before Extraordinary Items and Income Taxes	39.0	87.0	30.2	84.4
Net Income	13.9	33.0	10.3	32.5

Scope of consolidation and application of equity method

(Number of companies)

	2003 The 1st half Actual	2003 Forecast	2002 The 1st half Actual	2002 Actual
Consolidated subsidiaries	315	314	297	305
Unconsolidated subsidiaries applied by the equity method	—	—	1	1
Affiliated companies applied by the equity method	14	14	16	16

Sales Details

(¥ billions)

	2003 The 1st half actual		2003 Forecast		2002 The 1st half actual		2002 Actual	
Sales volume								
Alcoholic beverages	thousand KL	Increase (Decrease)	thousand KL	Increase (Decrease)	thousand KL	Increase (Decrease)	thousand KL	Increase (Decrease)
Beer and *Happo-shu*	1,619	(4.9%)	3,438	(4.4%)	1,702	(5.2%)	3,595	(0.8%)
	million cases		million cases		million cases		million cases	
Soft drinks	95	8.4%	211	9.2%	88	3.0%	193	3.0%
Sales by business segments								
Total	732.8	0.7%	1,610.0	1.7%	727.8	(2.7%)	1,583.2	1.4%
Alcoholic beverages	476.9	(3.9%)	1,048.0	(2.0%)	496.5	(5.0%)	1,069.5	(0.8%)
Beer and *Happo-shu*	430.2	(7.2%)	942.0	(4.6%)	463.4	(7.7%)	987.5	(3.8%)
Whiskey, spirits, wines and *chuhai* etc.	46.6	40.9%	106.0	29.4%	33.0	61.9%	81.9	60.4%
Soft drinks	164.1	4.3%	376.0	9.6%	157.3	3.6%	342.9	3.0%
Pharmaceuticals	24.0	6.9%	56.0	12.9%	22.5	(0.8%)	49.6	1.1%
Other business	67.6	31.3%	136.0	12.2%	51.5	1.5%	121.1	18.9%
Agribio	14.0	25.8%	26.0	41.9%	11.1	32.6%	18.3	41.1%
Nutrient Food & Feed	17.8	206.9%	37.5	41.6%	5.8	23.4%	26.4	143.0%
Other	35.7	3.5%	72.5	(5.0%)	34.4	(8.2%)	76.3	(2.1%)

2003 Actual:Consolidated

PROFIT CHANGE FROM PRIOR YEAR

(¥ billions)

Item	2003 The 1st half Actual	2002 The 1st half Actual	Increase (Decrease)	Reference
Sales	732.8	727.8	5.0	
Increase in Parent's operating income			5.4	
Increase in other consolidated subsidiaries' operating income			0.7	LION NATHAN LTD.:1.4,etc.
Decrease in KIRIN BEVERAGE's operating income			(2.3)	
Increase in Operating Income	37.5	33.7	3.8	
Increase in Parent's non-operating income, net			6.2	
Increase in equity in earnings of affiliates			2.3	KIRIN-AMGEN, INC. : 1.3, etc.
Increase in KIRIN BEVERAGE's non-operating income, net			0.1	
Decrease in other consolidated subsidiaries' non-operating income, net, etc.			(3.6)	Elimination of dividend income: (3.2), etc.
Increase in Income Before Extraordinary Items and Income Taxes	39.0	30.2	8.8	
Increase in KIRIN BEVERAGE's extraordinary income, net			0.6	
Increase in minority interests			(0.1)	
Decrease in other consolidated subsidiaries' extraordinary income, net			(1.7)	KIRIN DISTILLERY Co., Ltd.:(1.2)
Decrease in Parent's extraordinary income, net			(4.0)	
Increase in Net Income	13.9	10.3	3.6	

2003 Forecast:Consolidated

PROFIT CHANGE FROM PRIOR YEAR

(¥ billions)

Item	2003 Forecast	2002 Actual	Increase (Decrease)	Reference
Sales	1,610.0	1,583.2	26.8	
Increase in Parent's operating income			4.0	
Decrease in other consolidated subsidiaries' operating income			(2.6)	Kirin Logistics Co.,Ltd.:(1.9),etc
Decrease in KIRIN BEVERAGE's operating income			(1.1)	
Increase in Operating Income	90.0	89.7	0.3	
Increase in Parent's non-operating income, net			6.2	
Increase in equity in earnings of affiliates			1.2	KIRIN-AMGEN, INC. : 1.0, etc.
Increase in KIRIN BEVERAGE's non-operating income, net			0.4	
Decrease in other consolidated subsidiaries' non-operating income, net, etc.			(5.5)	Elimination of dividend income : (3.4), etc.
Increase in Income Before Extraordinary Items and Income Taxes	87.0	84.4	2.6	
Increase in other consolidated subsidiaries' extraordinary income, net			2.4	Kirin Logistics Co.,Ltd. : 1.4,etc
Decrease in minority interests			0.3	
Decrease in KIRIN BEVERAGE's extraordinary income, net			(1.3)	
Decrease in Parent's extraordinary income, net			(3.5)	
Increase in Net Income	33.0	32.5	0.5	

Consolidated

Major Expenditures etc.

(¥ billions)

	2003 The 1st half actual	2003 Forecast	2002 The 1st half actual	2002 Actual
Sales promotion	63.6	206.0	62.1	136.3
Advertising	32.6		32.9	56.6
R&D	9.7	23.5	10.1	23.0
Depreciation	36.7	71.0	35.8	75.2
Financial profit, net	(2.3)	(4.5)	(1.7)	(4.9)
Capital Expenditures	30.1	69.0	40.8	85.4
Cash flows	(31.4)	3.5	(44.6)	(38.2)
Operating activities	23.5	108.0	26.7	87.7
Investing activities	(35.7)	(70.0)	(133.6)	(175.3)
Financing activities	(19.2)	(34.0)	63.0	50.6

Major Changes in Assets and Liabilities

(¥ billions)

	2003 The 1st half Actual	2002 The 1st half Actual	Increase (Decrease)	Reference
Cash	76.6	102.3	(25.7)	Kirin Brewery Company, Limited, Kirin Lease Co., Ltd., Takeda-Kirin Foods Corporation, etc.
Notes and accounts receivable	243.2	266.3	(23.1)	Influence of the fact that the prior balance sheet date was a bank holiday and decrease in sales compared to the prior fiscal year.
Investment securities	328.5	354.9	(26.4)	Decrement on revaluation of securities as a result of drop of market value, etc.
Liquor taxes payable	78.8	123.7	(44.9)	Influence of the fact that the prior balance sheet date was a bank holiday and decrease in sales compared to the prior fiscal year.

Consolidated

Analysis of operating income by business segment

Fluctuation between the 1st half of 2003 Actual and the 1st half of 2002 Actual (¥ billions)

	Alcoholic beverages	Soft drinks	Pharma-ceuticals	Others	Eliminations	Total
Operating income – The 1st half of 2002 Actual	21.3	6.5	5.4	1.9	(1.4)	33.7
Increase (Decrease) in gross profit	(1.0)	6.7	0.8	2.4	1.2	10.2
Decrease (Increase) in selling, general and administrative expenses	5.8	(9.2)	(0.3)	(1.7)	(1.0)	(6.4)
Increase (Decrease) in operating income	4.8	(2.5)	0.5	0.7	0.2	3.8
Operating income –The 1st half of 2003 Actual	26.1	4.0	5.9	2.6	(1.2)	37.5

Fluctuation between 2003 Forecast and 2002 Actual (¥ billions)

	Alcoholic beverages	Soft drinks	Pharma-ceuticals	Others	Eliminations	Total
Operating income – 2002 Actual	54.7	18.8	11.5	7.8	(3.2)	89.7
Increase (Decrease) in gross profit	1.1	19.0	4.0	1.6	—	25.7
Decrease (Increase) in selling, general and administrative expenses	1.2	(20.3)	(3.1)	(1.9)	(1.3)	(25.4)
Increase (Decrease) in operating income	2.3	(1.3)	0.9	(0.3)	(1.3)	0.3
Operating income – 2003 Forecast	57.0	17.5	12.4	7.5	(4.5)	90.0

Consolidated

Changes in Sales and Operating Income of Major Companies

Sales

(¥ billions)

	2003 the 1st half Actual	2002 the 1st half Actual	Increase (Decrease)
Kirin brewery Company,Limited	432.3	459.4	(27.1)
(Subsidiaries)			
Kirin Beverage Corporation	158.4	146.1	12.3
LION NATHAN LTD.	63.0	56.4	6.6
Kirin Logistics Co.,Ltd.	37.4	36.9	0.5
Kirin Engineering Co,.Ltd.	6.9	5.6	1.3
Takeda-Kirin Foods Corporation	13.0	—	13.0
(Affiliates)			
Kinki Coca-Cola Bottling Co.,Ltd.	86.0	86.7	(0.7)
YONEKYU CORPORATION	46.6	43.3	3.3
SAN MIGUEL CORPORATION	160.9	167.2	(6.3)

Operating Income

(¥ billions)

	2003 the 1st half Actual	2002 the 1st half Actual	Increase (Decrease)
Kirin brewery Company,Limited	18.3	12.9	5.4
(Subsidiaries)			
Kirin Beverage Corporation	2.7	5.0	(2.3)
LION NATHAN LTD.	14.8	13.4	1.4
Kirin Logistics Co.,Ltd.	1.2	1.9	(0.7)
Kirin Engineering Co,.Ltd.	0.3	0.3	0.0
Takeda-Kirin Foods Corporation	0.4	—	0.4
(Affiliates)			
Kinki Coca-Cola Bottling Co.,Ltd.	1.7	2.1	(0.4)
YONEKYU CORPORATION	1.2	0.8	0.4
SAN MIGUEL CORPORATION	13.7	15.3	(1.6)

KIRIN BREWERY COMPANY, LIMITED

August 8, 2003

SUMMARY OF NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2003 (UNAUDITED)

(English Translation)

Fiscal year ending December 31, 2003

KIRIN BREWERY COMPANY, LIMITED

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan (URL http://www.kirin.co.jp/english/)

Code No.:	2503
Shares Listed:	Tokyo, Osaka, Nagoya, Fukuoka and Sapporo
Interim dividend plan:	Yes
Minimum number of shares to have voting rights:	1,000shares
Representative:	Mr. Koichiro Aramaki, President
For further information, please contact:	Mr. Hideo Mori, General Manager, Communications Dept. Telephone: 81- 3- 5540- 3450 from overseas

Date of the Board of Directors' Meeting for the semi-annual operation results: August 8, 2003

Date of commencement of payment of interim dividend: September 12, 2003

1. Business results and financial positions for the first half of the current fiscal year

(January 1, 2003 - June 30, 2003) [Unit: Japanese yen (¥)]

(1) Results of operations: (Fraction less than ¥1 million have been omitted.)

	Sales (¥ millions)	Percentage change (%)	Operating income (¥ millions)	Percentage change (%)	Income before extraordinary items (¥ millions)	Percentage change (%)
6 months ended June 30, 2003	432,398	(5.9)	18,332	41.9	30,811	59.8
6 months ended June 30, 2002	459,422	(7.0)	12,917	(21.7)	19,285	(20.7)
Year ended December 31, 2002	999,920		44,024		53,831	

	Net income (¥ millions)	Percentage change (%)	Net income per share (¥)
6 months ended June 30, 2003	18,445	69.9	19.08
6 months ended June 30, 2002	10,857	(24.2)	11.04
Year ended December 31, 2002	26,380		26.96

Notes : ①Average number of shares of common stock outstanding during the period:

June 30, 2003	966,611,027 shares
June 30, 2002	983,440,362 shares
December 31, 2002	978,318,065 shares

②Change in accounting policies: None

③Percentage change means the ratio of increase or decrease in each item of business results for the 6 months ended June 30, 2003 to those for the 6 months ended June 30, 2002.

(2) Dividends:

	Interim dividend per share (¥)	Dividend per share for the year (¥)
6 months ended June 30, 2003	6.00	—
6 months ended June 30, 2002	6.00	—
Year ended December 31, 2002	—	12.00

(3) Financial positions:

	Total assets (¥ millions)	Shareholders' equity (¥ millions)	Ratio of shareholders' equity to total assets (%)	Shareholders' equity per share (¥)
June 30, 2003	1,243,477	694,983	55.9	719.04
June 30, 2002	1,297,890	692,995	53.4	707.76
December 31, 2002	1,280,112	679,770	53.1	703.18

Notes: ①Number of shares of common stock issued and outstanding:

June 30, 2003	966,543,367 shares
June 30, 2002	979,140,556 shares
December 31, 2002	966,713,386 shares

②Number of treasury stocks held:

June 30, 2003	17,965,020 shares
June 30, 2002	5,367,831 shares
December 31, 2002	17,795,001 shares

2. Forecast of business results for the current fiscal year (January 1, 2003-December 31, 2003)

	Sales (¥ millions)	Income before extraordinary items (¥ millions)	Net income (¥ millions)	Dividend per share for the year (¥)	Including year-end dividend per share (¥)
Year ending December 31, 2003	970,000	64,000	33,000	6.00	12.00

Note: Forecasted net income per share ¥34.14
Forecasted operating income ¥48,000 million

Refer to Page 9 for the assumptions and other matters related to the above forecast.

BALANCE SHEETS (¥ millions)

ASSETS	(Note)	At June 30, 2003 Amount	Percentage over total assets	At June 30, 2002 Amount	Percentage over total assets	Increase (Decrease) Amount	At December 31, 2002 Amount	Percentage over total assets
Current Assets			%		%			%
Cash		40,798		42,693		(1,895)	54,838	
Notes receivable		810		2,855		(2,045)	2,088	
Accounts receivable		148,521		171,894		(23,373)	178,193	
Marketable securities		—		5,571		(5,571)	1,001	
Inventories		44,639		43,962		677	36,851	
Other		28,024		31,944		(3,920)	35,268	
Allowance for doubtful accounts		(3,015)		(2,764)		(251)	(4,327)	
Total current assets		259,777	20.9	296,156	22.8	(36,379)	303,914	23.7
Fixed Assets								
Property, Plant and Equipment (*1)								
Buildings	(*2)	117,162		124,212		(7,050)	120,449	
Machinery and equipment		122,238		133,921		(11,683)	130,748	
Land	(*2)	113,125		113,194		(69)	113,263	
Construction in progress		13,727		11,697		2,030	8,130	
Other		28,288		30,006		(1,718)	28,759	
Total		394,541	31.7	413,032	31.8	(18,491)	401,351	31.4
Intangible Assets		6,174	0.5	6,329	0.5	(155)	6,047	0.5
Investments and Other Assets								
Investment securities	(*2)	195,540		214,719		(19,179)	190,820	
Investments in subsidiaries and affiliates		270,607		256,975		13,632	257,612	
Life insurance investments		35,084		33,742		1,342	34,985	
Other		86,162		79,700		6,462	88,743	
Allowance for doubtful accounts		(4,411)		(2,766)		(1,645)	(3,362)	
Total		582,983	46.9	582,371	44.9	612	568,799	44.4
Total fixed assets		983,699	79.1	1,001,733	77.2	(18,034)	976,198	76.3
TOTAL ASSETS		1,243,477	100.0	1,297,890	100.0	(54,413)	1,280,112	100.0

(¥ millions)

LIABILITIES AND SHAREHOLDERS' EQUITY (Note)	At June 30, 2003 Amount	Percentage over total assets	At June 30, 2002 Amount	Percentage over total assets	Increase (Decrease) Amount	At December 31, 2002 Amount	Percentage over total assets
Current Liabilities		%		%			%
Notes payable	2,717		1,603		1,114	592	
Accounts payable	33,884		38,016		(4,132)	33,987	
Short-term loans payable	11,000		10,000		1,000	17,500	
Liquor taxes payable	75,068		119,760		(44,692)	111,206	
Income taxes payable	14,341		10,178		4,163	8,467	
Accrued expenses	30,342		40,355		(10,013)	37,566	
Deposits received	52,834		56,773		(3,939)	59,386	
Other	27,812		33,396		(5,584)	34,181	
Total current liabilities	248,001	19.9	310,084	23.9	(62,083)	302,888	23.7
Long-term Liabilities							
Bonds	110,000		110,000		—	110,000	
Long-term debt	26,000		21,000		5,000	26,000	
Pension and retirement benefits	77,516		82,190		(4,674)	81,385	
Other reserves	969		1,246		(277)	1,414	
Deposits received (*2)	65,517		70,980		(5,463)	68,301	
Other	20,488		9,393		11,095	10,350	
Total long-term liabilities	300,491	24.2	294,810	22.7	5,681	297,453	23.2
TOTAL LIABILITIES	548,493	44.1	604,895	46.6	(56,402)	600,341	46.9
Common stock	—	—	102,045	7.9	(102,045)	102,045	8.0
Additional paid-in capital	—	—	70,868	5.5	(70,868)	70,868	5.5
Legal reserve	—	—	25,511	2.0	(25,511)	25,511	2.0
Retained earnings							
Voluntary earned surplus	—		427,666		(427,666)	427,666	
Unappropriated retained earnings	—		51,607		(51,607)	61,255	
Total retained earnings	—	—	479,274	36.9	(479,274)	488,922	38.2
Net unrealized holding gains on securities	—	—	19,920	1.5	(19,920)	6,050	0.5
Treasury stock	—	—	(4,625)	(0.4)	4,625	(13,628)	(1.1)
TOTAL SHAREHOLDERS' EQUITY	—	—	692,995	53.4	(692,995)	679,770	53.1
Common stock	102,045	8.2	—	—	102,045	—	—
Capital reserve							
Additional paid-in capital	70,868		—		70,868	—	
Total Capital reserve	70,868	5.7	—	—	70,868	—	—
Retained earnings							
Legal reserve	25,511		—		25,511	—	
Voluntary earned surplus	441,942		—		441,942	—	
Unappropriated retained earnings	59,476		—		59,476	—	
Total retained earnings	526,929	42.4	—	—	526,929	—	—
Net unrealized holding gains on securities	8,913	0.7	—	—	8,913	—	—
Treasury stock	(13,773)	(1.1)	—	—	(13,773)	—	—
TOTAL SHAREHOLDERS' EQUITY	694,983	55.9	—	—	694,983	—	—
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,243,477	100.0	1,297,890	100.0	(54,413)	1,280,112	100.0

STATEMENTS OF INCOME

	6 months ended June 30, 2003		6 months ended June 30, 2002		Increase (Decrease)	Year ended December 31, 2002	
	Amount	Percentage over sales	Amount	Percentage over sales	Amount	Amount	Percentage over sales
		%		%			%
Sales	432,398	100.0	459,422	100.0	(27,024)	999,920	100.0
Cost of Sales	302,467	70.0	322,243	70.1	(19,776)	703,954	70.4
Gross profit	129,931	30.0	137,178	29.9	(7,247)	295,965	29.6
Selling, General and Administrative Expenses	111,599	25.8	124,261	27.1	(12,662)	251,941	25.2
Operating Income	18,332	4.2	12,917	2.8	5,415	44,024	4.4
Non-operating Income							
Interest income	269		408		(139)	726	
Return on funds in trust	—		210		(210)	210	
Dividend income	10,961		7,212		3,749	9,318	
Other	4,355		2,348		2,007	4,971	
Total	15,586	3.6	10,180	2.2	5,406	15,226	1.5
Non-operating Expenses							
Interest expense	1,034		910		124	1,961	
Other	2,072		2,901		(829)	3,458	
Total	3,106	0.7	3,812	0.8	(706)	5,419	0.5
Income before Extraordinary Items and Income Taxes	30,811	7.1	19,285	4.2	11,526	53,831	5.4
Extraordinary Income							
Gain on sale of investment securities	—		237		(237)	243	
Other	1,759		2,045		(286)	2,080	
Total	1,759	0.4	2,283	0.5	(524)	2,324	0.2
Extraordinary Expenses	926	0.2	2,211	0.5	(1,285)	11,268	1.1
Income before Income Taxes	31,645	7.3	19,357	4.2	12,288	44,887	4.5
Income Taxes	13,200	3.1	8,500	1.9	4,700	18,507	1.9
Net Income	18,445	4.3	10,857	2.4	7,588	26,380	2.6
Retained earnings brought forward from the prior fiscal year	41,030		40,750		280	40,750	
Dividends (interim)	—		—		—	5,874	
Unappropriated retained earnings	59,476		51,607		7,869	61,255	

SIGNIFICANT ACCOUNTING POLICIES

1. Valuation of securities
Equity securities issued by subsidiaries and affiliated companies are stated at cost determined by the moving-average method.
Available-for-sale securities with fair market values are stated at fair market value as of the balance sheet date. Unrealized gains and losses on these securities are reported, net of applicable income taxes, as a separate component of shareholders' equity. Realized gains and losses on sale of such securities are computed using the moving-average method.
Other securities without fair market value are stated at cost determined by the moving-average method.

2. Valuation of derivative financial instruments
Derivative financial instruments are stated at fair values.

3. Valuation of Inventories
Merchandise, finished goods and semi-finished goods are stated at cost determined by the average method.
Raw materials and supplies are stated at cost determined by the moving average method.

4. Depreciation of property, plant and equipment
Depreciation of property, plant and equipment is calculated on the declining balance method, except for buildings (excluding building fixtures) acquired on and after April 1, 1998, where depreciation is calculated on the straight-line method in accordance with the Corporate Income Tax Law in Japan.

5. Amortization of intangible assets
Amortization of intangible assets is calculated on the straight–line method over estimated useful lives, in accordance with the Corporate Income Tax Law in Japan.

6. Allowance for doubtful accounts
Allowance for doubtful accounts is provided in an amount sufficient to cover probable losses on collection. It consists of the estimated uncollectible amount with respect to certain identified doubtful receivables and an amount calculated using the actual percentage of collection losses.

7. Pension and retirement benefits
The Company provides allowance for employees' pension and retirement benefits at the balance sheet date based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at the end of the current fiscal year.
Actuarial differences are amortized by the straight-line method over the average estimated service period, which is 15 years, beginning from the following fiscal year.

8. Leases
Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, are accounted for in the same manner as operating leases.

9. Hedge accounting
If derivative financial instruments are used as hedges and meet certain hedging criteria, the Company defers recognition of gains or losses resulting from the changes in fair value of derivative financial instruments until the related losses or gains on the hedged items are recognized.
However, in cases where forward foreign exchange contracts are used as hedges and meet certain hedging criteria, foreign currency receivables or payables are recorded at the contracted rates.
Also, if interest rate swap contracts are used as hedges and meet certain hedging criteria, the net amount to be paid or received under the interest rate swap contracts is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.
The Company uses derivative financial instruments only for the purpose of mitigating future risks of fluctuation of foreign currency exchange rates with respect to foreign currency receivable and payable and interest rate fluctuation with respect to loans receivable and payable.

The following summarizes hedging derivative financial instruments used by the Company and items hedged:

Hedging instruments	Hedged items
Forward foreign exchange contracts etc.	Foreign currency receivables and payables, future transactions in foreign currencies
Interest rate swap contracts etc.	Loans receivable and loans payable

The Company evaluates the effectiveness of hedging activities semi-annually by comparing the cumulative changes in cash flows from or the changes in fair value of hedged items and the corresponding changes in the hedging derivative instruments.

10. Consumption tax
Consumption tax is excluded from the revenue and expense accounts which are subject to such tax.
Consumption tax prepaid and accrued in relation to purchase and sales transactions are netted and presented as other current liabilities.

CHANGE IN PRESENTATION:

(Statements of Income)

Gain on sales of investment securities of ¥ 9 million for the 6 months ended June 30, 2003, which was separately presented in extraordinary income for the 6 months ended June 30, 2002 was included in "other" of extraordinary income due to immateriality of its amount.

ADDITIONAL INFORMATION:

(Accounting for treasury stock and reversal of statutory reserve)

Effective from current interim accounting period, the Company totally adopted the new accounting standard for treasury stock and reversal of statutory reserves (Accounting Standards Board Statement No.1,"Accounting Standard for Treasury Stock and Reduction of Statutory Reserves", issued by the Accounting Standard Board of Japan on February 21, 2002). The adoption of the new accounting standard had no impact on the accompanying statements of income for the 6 months ended June 30, 2003.

As a result of adopting this new accounting standard and application of the related revised disclosure requirements, shareholders' equity accounts in the accompanying balance sheets as of June 30, 2003 are presented differently from prior fiscal year.

NOTES TO:

(NON-CONSOLIDATED BALANCE SHEETS)

*1 Accumulated depreciation (¥ millions)

	At June 30, 2003	At June 30, 2002	At December 31, 2002
Accumulated depreciation	539,743	515,714	527,983

*2 Detail of Collateral

(1) Collateral (¥ millions)

	At June 30, 2003	At June 30, 2002	At December 31, 2002
Buildings	954	1,032	1,032
Land	439	439	439
Investment securities	11	32	14

(2) Secured borrowing (¥ millions)

	At June 30, 2003	At June 30, 2002	At December 31, 2002
Deposits received	2,296	2,296	2,296
Postage charge (facility limit)	11	29	13

3 Contingent liabilities

(1) Guarantees for subsidiaries and affiliated companies (¥ millions, Foreign currency: thousands)

	At June 30, 2003	At June 30, 2002	At December 31, 2002
Kirin Lease Co., Ltd.	6,366	10,096	12,004
Kirin International Trading Co., Ltd.	2,050	2,050	2,050
Marinenet Co., Ltd.	1,420	3,504	3,290
Other	4,810	7,336	5,609
(Number	14	17	15)
Foreign currencies included above	3,212	4,128	3,232
	USD 11,895	USD 19,378	USD 16,239
	EUR 5,788	EUR 4,488	EUR 5,488
	NTD 286,730	NTD 332,350	NTD 175,700
		HKD 6,300	

(2) Guarantees for employees' housing loan from banks (¥ millions)

	At June 30, 2003	At June 30, 2002	At December 31, 2002
	11,602	12,828	11,599

(3) Guarantees for bank loans of customers (¥ millions)

	At June 30, 2003	At June 30, 2002	At December 31, 2002
	132	404	144
(Number	2	3	2)

Total contingent liabilities	26,381	36,220	34,697
(Including agreements similar to guarantees)	(3,434)	(8,946)	(9,420)

(NON-CONSOLIDATED STATEMENTS OF INCOME)

1. Depreciation

(¥ millions)

	6 months ended June 30, 2003	6 months ended June 30, 2002	Year ended December 31, 2002
Property, Plant and Equipment	16,723	17,804	36,893
Intangible Assets	301	279	557
Total	17,024	18,083	37,451

2. Presentation of Income Taxes

The Company adopted simplified accounting method for income tax effect accounting in the interim financial statements. Accordingly, deferred income taxes are not presented separately and are included in Income Taxes in current interim statements of income.

(LEASE TRANSACTIONS)

Finance lease transactions without ownership transfer to lessee

(1) Purchase price equivalent, accumulated depreciation equivalent and book value equivalent of leased property (¥ millions)

	At June 30, 2003	At June 30, 2002	At December 31, 2002
Machinery and equipment			
Purchase price equivalent	155	180	179
Accumulated depreciation equivalent	67	66	69
Book value equivalent	88	113	109
Property, plant and equipment, other (Structures)			
Purchase price equivalent	—	7	7
Accumulated depreciation equivalent	—	5	6
Book value equivalent	—	2	0
Property, plant and equipment, other (Vehicles)			
Purchase price equivalent	14	12	14
Accumulated depreciation equivalent	8	5	7
Book value equivalent	5	7	6
Property, plant and equipment, other (Tools)			
Purchase price equivalent	6,809	8,124	7,054
Accumulated depreciation equivalent	3,636	3,966	3,504
Book value equivalent	3,173	4,157	3,549
Total			
Purchase price equivalent	6,979	8,324	7,254
Accumulated depreciation equivalent	3,712	4,043	3,588
Book value equivalent	3,267	4,280	3,666

(2) Lease commitments (¥ millions)

	At June 30, 2003	At June 30, 2002	At December 31, 2002
Due within one year	1,417	1,589	1,462
Due over one year	1,958	2,775	2,304
Total	3,376	4,365	3,767

(3) Lease expenses, depreciation equivalent and interest expense equivalent (¥ millions)

	6 months ended June 30, 2003	6 months ended June 30, 2002	Year ended December 31, 2002
Lease expenses	870	1,073	2,032
Depreciation equivalent	808	1,016	1,908
Interest expense equivalent	74	97	182

(4) Calculation method of depreciation equivalent

Depreciation equivalent is computed on the straight-line method over the lease terms without residual value.

(5) Allocation of interest expense equivalent

Differences between total lease expenses and acquisition costs of the leased property comprise interest expense equivalent and insurance, maintenance and certain other operating costs.

Interest expense equivalent is allocated using the interest method over the lease terms.

Operating lease transactions

Lease commitments (¥ millions)

	At June 30, 2003	At June 30, 2002	At December 31, 2002
Due within one year	152	153	151
Due over one year	407	509	473
Total	560	663	625

(Securities)

Investment in subsidiaries and affiliates with available fair value.

At June 30, 2003

(¥ millions)

	Book value	Fair value	Difference
Investment in subsidiaries	101,754	163,566	61,811
Investment in affiliates	86,075	85,587	(487)
Total	187,830	249,153	61,323

At June 30, 2002

(¥ millions)

	Book value	Fair value	Difference
Investment in subsidiaries	101,754	144,399	42,644
Investment in affiliates	85,649	80,395	(5,254)
Total	187,404	224,794	37,389

At December 31, 2002

(¥ millions)

	Book value	Fair value	Difference
Investment in subsidiaries	101,754	154,094	52,339
Investment in affiliates	85,701	87,559	1,857
Total	187,456	241,654	54,197

FINANCIAL RESULTS
for
THE HALF YEAR
ended
JUNE 30, 2003

SUPPLEMENTARY COMMENTS

KIRIN BREWERY COMPANY, LIMITED

AUGUST 8, 2003

Parent

Results of Operations

(¥ billions)

	2003		2002	
	The 1st half Actual	Forecast	The 1st half Actual	Actual
Sales	432.3	970.0	459.4	999.9
Operating Income	18.3	48.0	12.9	44.0
Income before Extraordinary Items and Income Taxes	30.8	64.0	19.2	53.8
Net Income	18.4	33.0	10.8	26.3

Sales Details

(¥ billions)

	2003				2002			
	The 1st half Actual		Forecast		The 1st half Actual		Actual	
Sales volume of alcholic beverages business	thousand KL	Increase (Decrease)	thousand KL	Increase (Decrease)	thousand KL	Increase (Decrease)	thousand KL	Increase (Decrease)
Low Alcoholic beverages	1,177	(3.7%)	2,590	(3.2%)	1,223	(3.1%)	2,674	2.1%
Beer	559	(14.4%)	1,241	(13.6%)	653	(18.5%)	1,436	(14.0%)
Happo-shu	528	3.4%	1,121	3.3%	510	13.0%	1,084	21.6%
Subtotal	1,087	(6.6%)	2,362	(6.3%)	1,164	(7.1%)	2,521	(1.6%)
Chu-hi (Hyo-ketsu)	78	56.9%	200	49.5%	50	–	133	261.9%
Beer taste sperkling beverages(*)	4	3207.0%	11	524.3%	0	373.3%	1	2152.1%
Other (Two-Dogs, etc)	7	(16.9%)	17	(2.9%)	8	2.9%	17	(2.7%)
Sales volume by major brands	million cases	Increase (Decrease)	million cases	Increase (Decrease)	million cases	Increase (Decrease)	million cases	Increase (Decrease)
LAGER	23.11	(16.3%)	49.50	(15.1%)	27.61	(21.0%)	58.30	(17.7%)
ICHIBAN SHIBORI	19.24	(12.1%)	43.80	(12.7%)	21.89	(13.6%)	50.20	(8.1%)
TANREI	36.99	8.8%	77.90	5.8%	34.00	(1.5%)	73.60	10.1%
Breakdown of sales	432.3	(5.9%)	970.0	(3.0%)	459.4	(7.0%)	999.9	(2.8%)
Alcoholic Beverages	407.0	(6.2%)	910.0	(3.5%)	434.0	(7.3%)	943.2	(3.0%)
Low Alcoholic Beverages	394.1	(6.6%)	880.6	(3.9%)	421.9	(7.2%)	917.1	(3.0%)
Beer	224.2	(14.1%)	498.0	(13.9%)	261.2	(18.6%)	578.2	(13.9%)
Happo-shu	145.0	0.7%	320.0	8.2%	144.0	10.7%	295.7	15.0%
Subtotal	369.2	(8.9%)	818.0	(6.4%)	405.2	(10.2%)	873.9	(5.9%)
Chu-hi (Hyo-ketsu)	20.5	56.6%	53.5	50.5%	13.1	–	35.5	264.3%
Beer taste sperkling beverages(*)	1.4	2824.0%	3.0	345.1%	0.0	339.6%	0.6	2060.5%
Other (Two-Dogs, etc)	2.7	(21.6%)	6.1	(11.0%)	3.5	(0.7%)	6.8	(6.1%)
Whiskey, Spirits and Wines etc.	12.9	6.8%	29.4	12.6%	12.0	(12.9%)	26.1	(1.7%)
Pharmaceuticals	22.9	7.5%	54.0	14.3%	21.3	(1.8%)	47.2	0.5%
Other	2.3	(40.0%)	6.0	(36.4%)	3.9	8.3%	9.4	6.7%

(*) Beer taste sperkling beverages include Buckler and Malt squash.

2003 1st.Half Actual:Parent

PROFIT CHANGE FROM PRIOR YEAR

(¥ billions)

Item	2003 The 1st half Actual	2002 The 1st half Actual	Increase (Decrease)	Reference
Sales	432.3	459.4	(27.1)	
Decrease in selling cost			11.2	Sales promotion and advertising : 10.1 Freight : 1.1
Decrease in material cost of alcoholic beverages			3.9	Malt : (0.6), Barley : 0.2, Starch : 0.2, Cans and cartons : 2.6, Glass bottles : 0.9, etc.
Decrease in fixed cost at breweries			1.3	Decrease in production of new kegs : 1.5, Outsourcing of engineering division : (0.2), etc.
Decrease in depreciation			1.0	
Increase in labor cost			(1.0)	
Decrease in alcoholic beverages business profit			(4.3)	Decrease in beer business marginal profit : (10.4) Increase in *happo-shu* business marginal profit : 1.8 Increase in *Hyoketu* business marginal profit : 2.3, Decrease in Whiskey, Spirits and Wines business marginal profit : (0.1), Increase in resulting from product mix change : 2.0, etc.
Effect from price reduction of *happo-shu* product			(9.6)	
Other			2.9	Corporate communication cost : 1.0, R&D cost : 0.6, Allowance for bad debt : 0.6, Pharmaceutical business marginal profit : 0.6, Operating expenses of Whiskey, Spirits and Wines business : (0.6), Increase in cost of selling consignment : (0.7), etc.
Increase in Operating Income	18.3	12.9	5.4	
Increase in non-operating income, net			6.2	Increase in financial profit : 3.2, Gain on transactions related to gift coupon : 1.9, Cost for issue of bonds : 0.2, etc.
Increase in Income before Extraordinary Items and Income Taxes	30.8	19.2	11.6	
Increase in extraordinary income, net			0.7	Increase in reversal of allowance for doubtful accounts : 1.3, Decrease in loss of disposal of fixed assets : 1.2, Decrease in gain on sales of fixed assets : (1.6), etc.
Income taxes, etc			(4.7)	
Increase in Net Income	18.4	10.8	7.6	

2003 Forecast:Parent

PROFIT CHANGE FROM PRIOR YEAR

(¥ billions)

Item	2003 Forecast	2002 Actual	Increase (Decrease)	Reference
Sales	970.0	999.9	(29.9)	
Decrease in selling cost			9.9	Sales promotion and advertising : 8.7 Freight : 1.2
Decrease in material cost of alcoholic beverages			9.0	Malt : (1.3), Barley : 0.6, Starch : 0.9, Cans and cartons : 5.9, Glass bottles : 2.2, etc.
Decrease in depreciation			2.5	
Decrease in fixed cost at breweries			1.6	Decrease in production of new kegs : 1.2, Outsourcing of engineering division : (0.7), Decrease in logistics cost at breweries : 0.6, etc.
Increase in labor cost			(1.3)	
Decrease in alcoholic beverages business profit			(9.4)	Decrease in beer business marginal profit : (22.5), Increase in *happo-shu* business marginal profit : 3.7, Increase in *Hyoketu* business marginal profit : 5.7, Increase in Whiskey, Spirits and Wines business marginal profit : 0.8, Increase resulting from product mix change : 2.9, etc.
Effect from price reduction of *happo-shu* product			(9.6)	
Other			1.3	Increase in pharmaceutical business marginal profit : 3.7 Decrease in corporate comunication cost : 0.5, Increase in R&D cost (0.7), Operating expenses of Whiskey, Spirits and Wines business : (0.6), Increase in cost of selling consignment : (1.4), etc.
Increase in Operating Income	48.0	44.0	4.0	
Increase in non-operating income, net			6.2	Increase in financial profit : 3.0, Gain on transactions related to gift coupon : 1.9, Cost for issue of bonds : 0.2, etc.
Increase in Income before Extraordinary Items and Income Taxes	64.0	53.8	10.2	
Decrease in extraordinary income, net			(1.7)	Loss on sales of fixed assets : (1.4) Loss on disposal of fixed assets : (2.2) Loss on devaluation of real estate in trust : 3.3 Loss on revaluation of investment securities : (1.1), etc
Income taxes, etc			(1.8)	
Increase in Net Income	33.0	26.3	6.7	

Parent

Major Expenditures etc.

(¥ billions)

	2003		2002	
	The 1st half Actual	Forecast	The 1st half Actual	Actual
Sales Promotion	23.8	88.9	31.6	65.8
Advertising	16.9		19.2	31.8
R&D	8.8	22.2	9.4	21.5
Labor Cost	40.6	81.0	39.6	79.7
Depreciation	17.0	34.9	18.0	37.4
Financial profit, net	10.1	11.4	6.9	8.4
Number of Employees (Including secondees from group companies)	5,954	5,700	6,503	6,346
Capital Expenditures	9.5	28.9	13.0	25.7
(Major Items)				
Renewal of Okayama plant	0.7	0.7	3.9	6.9
Renewal of Toride plant	—	—	1.3	2.0
Construction of facilities for Hyoketsu at Okayama plant	—	—	0.3	0.3
Redevelopment subsequent to closing of Hiroshima plant	0.8	5.5	—	—
Construction of facilities at Takasaki pharmaceutical plant	0.0	1.4	—	—

Major Changes in Assets and Liabilities

(¥ billions)

	2003 The 1st half Actual	2002 The 1st half Actual	Increase (Decrease)	Reference
Accounts receivable	148.5	171.8	(23.3)	Influence of the fact that the prior balance sheet date was a bank holiday and decrease in sales compared to the prior fiscal year
Investment securities	195.5	214.7	(19.2)	Decrement on revaluation of securities as a result of drop of market value
Investments in subsidiaries and affiliates	270.6	256.9	13.7	Due to Payment for investment in common stock of KIRIN DISTILLERY CO., Ltd.
Liquor taxes payable	75.0	119.7	(44.7)	Influence of the fact that the prior balance sheet date was a bank holiday and decrease in sales compared to the prior fiscal year